Exhibit 99.1

PRO FORMA VALUATION REPORT

CHICOPEE BANCORP, INC.

HOLDING COMPANY FOR

CHICOPEE SAVINGS BANK

Chicopee, Massachusetts

Dated As Of:

February 17, 2006

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

February 17, 2006

Board of Trustees

Chicopee Savings Bank

70 Center Street

Chicopee, Massachusetts 01014

Members of the Board of Trustees:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks (the “Division”) in the absence of separate written valuation guidelines.

Plan of Conversion

The Board of Trustees of the Bank adopted a plan to reorganize from the mutual form of organization to the stock form of organization within a holding company structure (the “Plan”) on October 27, 2005, and amended such plan as of January 9, 2006. Pursuant to the Plan, Chicopee Savings Bank will reorganize from a Massachusetts chartered mutual savings bank into a Massachusetts chartered stock savings bank. The conversion (the “Conversion”) will be accomplished under the laws of the Commonwealth of Massachusetts and the regulations of the Division and the FDIC, and other applicable laws and regulations. Pursuant to the Conversion, the Bank will become a wholly-owned subsidiary of Chicopee Bancorp, Inc. (the “Company”), a Massachusetts corporation. Concurrently, the Company will sell, in the Subscription and Community Offerings, Company common stock in the amount equal to the appraised value of the Bank. Immediately following the Conversion, the only significant assets of the Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank’s common stock by the Company. The Company will use 50% of the net conversion proceeds to purchase the Bank’s common stock. A portion of the net conversion proceeds retained by the Company will be loaned to the ESOP to fund the ESOP’s stock purchases in the offering, and the remainder will be reinvested into investment securities.

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 E-Mail: mail@rpfinancial.com

Boards of Directors

February 17, 2006

It is anticipated that the shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Plans, and Employees, Officers, Trustees and Corporators of Chicopee Savings Bank. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Concurrent with the Conversion, the Bank will form a charitable foundation called the Chicopee Savings Bank Charitable Foundation (the “Foundation”). The Foundation will be funded in an amount equal to 8% of the stock offering with conversion stock.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the Company and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s and the Company’s regulatory applications, including the prospectus as filed with the Division, FDIC, and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank that has included a review of its audited financial information for fiscal years ended in preparing our appraisal, we have reviewed the Bank’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of Bank and the Company that has included a review of its audited financial information for the fiscal years ended December 31, 2001 through December 31, 2005 and due diligence related discussions with the Bank’s management; Berry, Dunn, McNeil & Parker, the Bank’s independent auditor; Muldoon Murphy & Aguggia LLP, and Ryan Beck and Bank, the Bank’s financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Bank operates and have assessed the Bank’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Bank and the industry as a whole. We have analyzed the potential effects of the stock offering on the Bank’s operating characteristics and financial performance as they

Boards of Directors

February 17, 2006

relate to the pro forma market value. We have reviewed the economy in the Bank’s primary market area and have compared the Bank’s financial performance and condition with publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have also considered the expected market for the Bank’s public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Bank’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers the Bank only as a going concern and should not be considered as an indication of the Bank’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and for all thrifts. Changes in the local, state and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that the Bank intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Bank’s stock, immediately upon completion of the conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of February 17, 2006, the aggregate pro forma market value of the Bank’s common stock, including the stock portion of the contribution to the Foundation immediately following the offering, is $70,000,000 at the midpoint, equal to 7,000,000 shares issued at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below.

Boards of Directors

February 17, 2006

Valuation Range	Offering Amount	Foundation Contribution	Total Issued
Shares
Minimum	5,509,260	440,740	5,950,000
Midpoint	6,481,482	518,518	7,000,000
Maximum	7,453,704	596,296	8,050,000
Supermaximum	8,571,760	685,740	9,257,500

Value
Minimum	$55,092,600	$4,407,400	$59,500,000
Midpoint	$64,814,820	$5,185,180	$70,000,000
Maximum	$74,537,040	$5,962,960	$80,500,000
Supermaximum	$85,717,600	$6,857,400	$92,575,500

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Bank as of December 31, 2005, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The

Boards of Directors

February 17, 2006

reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer

/s/ James P. Hennessey
James P. Hennessey
Senior Vice President

RP® Financial, LC.

TABLE OF CONTENTS

CHICOPEE BANCORP, INC.

Chicopee, Massachusetts

DESCRIPTION	PAGE NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Plan of Conversion	1.1
Establishment of a Charitable Foundation	1.2
Strategic Overview	1.2
Balance Sheet Trends	1.7
Income and Expense Trends	1.12
Interest Rate Risk Management	1.17
Lending Activities and Strategy	1.18
Asset Quality	1.22
Funding Composition and Strategy	1.22
Subsidiary	1.23
Legal Proceedings	1.24

CHAPTER TWO MARKET AREA ANALYSIS

Introduction	2.1
Market Area Demographics	2.2
Economy	2.3
Competition	2.7
Market Area Deposit Characteristics	2.8

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	3.1
Financial Condition	3.7
Income and Expense Components	3.10
Loan Composition	3.13
Credit Risk	3.13
Interest Rate Risk	3.15
Summary	3.18

RP® Financial, LC.

TABLE OF CONTENTS

CHICOPEE BANCORP, INC.

Chicopee, Massachusetts

(continued)

DESCRIPTION	PAGE NUMBER

CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.1
Valuation Analysis	4.2
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.4
3. Asset Growth	4.6
4. Primary Market Area	4.6
5. Dividends	4.8
6. Liquidity of the Shares	4.9
7. Marketing of the Issue	4.9
A. The Public Market	4.9
B. The New Issue Market	4.15
C. The Acquisition Market	4.17
8. Management	4.17
9. Effect of Government Regulation and Regulatory Reform	4.18
Summary of Adjustments	4.19
Valuation Approaches	4.19
Comparison to Recent Conversions	4.22
Valuation Conclusion	4.23

RP® Financial, LC.

LIST OF TABLES

CHICOPEE BANCORP, INC.

Chicopee, Massachusetts

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.8
1.2	Historical Income Statements	1.13

2.1	Map of Branch Locations	2.1
2.2	Summary Demographic/Economic Information	2.4
2.3	Hampden County Employment Sectors	2.5
2.4	Top Ten Largest Employers in Hampden County as of 2004	2.6
2.5	Market Area Unemployment Trends	2.6
2.6	Largest Competitors in the Hampden County Market	2.8
2.7	Deposit Summary	2.9

3.1	Peer Group of Publicly-Traded Thrifts	3.3
3.2	Balance Sheet Composition and Growth Rates	3.8
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.11
3.4	Loan Portfolio Composition and Related Information	3.14
3.5	Credit Risk Measures and Related Information	3.16
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.17

4.1	Peer Group Market Area Comparative Analysis	4.7
4.2	Pricing Characteristics and After-Market Trends	4.16
4.3	Public Market Pricing	4.24

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Page 1.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Chicopee Savings Bank (“CSB” or the “Bank”), organized in 1854, is a Massachusetts chartered mutual savings bank headquartered in Chicopee, Massachusetts. The Bank serves the Pioneer Valley in western Massachusetts out of its main office in Chicopee and a total of five branch offices in Hampden County. The Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Bank Insurance Fund (“BIF”) of the Federal Deposit Insurance Corporation (“FDIC”), with amounts above this level insured by the State Depositors Insurance Fund (“DIF”). At December 31, 2005, the Bank had $391.3 million in assets, $295.0 million in deposits and total equity of $43.4 million equal to 11.1% of total assets. The Bank’s audited financial statements are included by reference as Exhibit I-1.

Plan of Conversion

The Board of Trustees of the Bank adopted a plan to reorganize from the mutual form of organization to the stock form of organization within a holding company structure (the “Plan”) on October 27, 2005, and amended such plan as of January 9, 2006. As part of the reorganization, the Bank will become a wholly-owned subsidiary of Chicopee Bancorp, Inc. (“CBI” or the “Company”), a Massachusetts corporation which will be formed as part of the Conversion. CBI will issue all of its common stock to the public. Concurrent with the Conversion, the Company will retain up to 50% of the net offering proceeds and infuse the balance of the net proceeds into the Bank. It is not anticipated that the Company will initially engage in any business activity other than ownership of the Bank subsidiary.

Pursuant to the Plan, the Company will offer the public shares of common stock in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Employee Benefit Plans, and Employees, Officers, and Trustees of the Bank. Upon completion of the subscription offering, any shares of common stock not subscribed for in the subscription offering will be offered in a direct community offering.

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Establishment of a Charitable Foundation

In order to enhance the Bank’s historically strong service and reinvestment activities in the local community, the Plan provides for the establishment of the Chicopee Savings Bank Charitable Foundation (the “Foundation”), which will be a private charitable foundation funded by a stock contribution equal to 8% of the shares issued in the conversion offering.

Strategic Overview

Throughout much of its corporate history, the Bank’s strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Hampden County as well as other nearby areas within the Springfield metropolitan area of western Massachusetts. In this regard, the Bank has historically pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into commercial real estate lending as well as non-mortgage commercial and industrial (“C&I”) lending. Commencing with the employment of the current managing officer in 1984, the Bank sought to gradually restructure the loan portfolio to include a greater proportion of commercial loans, including mortgage, non-mortgage and construction loans. Such efforts were intensified with the employment of the current chief lending officer in 1998, who possessed substantial commercial lending experience within a commercial banking environment in the Pioneer Valley region. Reflecting the reorientation of the Bank’s operations, the Bank’s lending operations consist of two principal segments as follows: (1) residential mortgage lending; and (2) commercial and construction lending in conjunction with the intensified efforts to become a full-service community bank. In this regard, the Bank has emphasized high quality and flexible service, capitalizing on its local orientation and expanded array of products and services.

With this transition in recent years, the Bank has been required to develop the infrastructure to undertake more diversified lending. In this regard, management has developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts. Additionally, the Bank has employed a total of five loan officers who have local commercial lending experience to conduct the commercial lending operations while also developing the appropriate support functions in the loan underwriting, credit administration

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Page 1.3

and loan servicing functions. The Bank’s expanded community bank focus has led to an expansion that is evidenced by the growth of commercial real estate and C&I loans – specifically, these loans in aggregate have increased from $72.3 million, or 32.0% of total loans as of December 31, 2001, to $148.8 million, or 46.9% of total loans as of December 31, 2005, which reflects a 19.8% compounded annual growth rate. Growth in commercial lending is expected to continue as such loans will continue to be emphasized by the Bank.

Despite the commercial lending emphasis, residential mortgage loans continue to comprise a significant portion of the loan portfolio, at $121.7 million, or 38.3% of total loans as of December 31, 2005, which is supplemented by a small balance of home equity loans (approximately $7.9 million). CSB offers a wide variety of loans including longer term fixed rate loans (i.e., loans which are typically fixed rate fixed term loans with 15 to 30 year amortization periods as well as adjustable rate loans which adjust every 1, 3, 5, or 7 years. Most 1-4 family mortgage loans are originated in conformance with the secondary market guidelines and it has been the Bank’s practice to sell substantially all longer term fixed rate loans originated into the secondary market on a servicing retained basis owing to interest rate risk considerations. Thus, in the low interest rate environment which has prevailed over the last several years, adjustable rate mortgage demand has been limited and repayment rates on the fixed rate mortgage portfolio accelerated. Accordingly, the balance of residential mortgage loans has diminished modestly over this timeframe.

Investments serve as a supplement to the Bank’s lending activities and the investment portfolio is considered to be indicative of a low credit risk investment philosophy. The investment portfolio is comprised primarily of U.S. Government and agency securities, with the balance of the portfolio consisting of mortgage-backed securities, small balances of corporate and municipal securities and FHLB stock, as well as a small portfolio of equity securities. The Bank also currently maintains a moderate balance of cash and cash equivalents for liquidity purposes.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. In recent years, checking accounts have expanded modestly facilitated by the Bank’s increased emphasis on marketing to commercial accounts while also providing a high level of service. However, excluding growth of checking accounts, which increased from $19.8

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Page 1.4

million as of the 2003 fiscal year end to $27.9 million as of the 2005 fiscal year end, the composition of the deposit base has remained relatively stable, as certificates of deposit (“CDs”) have comprised the largest segment of total deposits (55.2% of deposits as of December 31, 2005). The Bank utilizes borrowings as a supplemental funding source to facilitate management of funding costs (i.e., to limit the requirement to pay aggressively to attract deposit funds to meet established growth objectives) and interest rate risk. FHLB advances constitute the Company’s the largest source of borrowings with many advances consisting of fixed term fixed rate or fixed rate amortizing borrowings. Retail repurchase agreements, which essentially are a collateralized commercial overnight sweep account, have also increased reflecting the growth of commercial account relationships.

Following the Conversion, the Bank may evaluate the use of additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities and MBS at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Bank, FHLB advances would likely continue to be the principal source of such borrowings.

The Bank’s earnings base is largely dependent upon net interest income and operating expense levels, as sources of non-interest operating income remain relatively limited, notwithstanding management’s efforts to increase their levels. The Bank’s reported and core earnings have decreased from the peak level reported in fiscal 2002 as the interest yield on assets repriced downward more rapidly than the cost of deposits and borrowings, as many higher rate loans repaid to take advantage of declining interest rates. Moreover, as many of the Bank’s loans are adjustable repricing at a margin to a 3, 5 or 7 year U.S. Treasury index, CSB has realized limited earnings benefit in the flattening yield curve environment which has prevailed over the last several years.

In addition to the earnings impact of spread compression referenced above, the Bank has been subject to earnings pressure over the last several years as non-interest income remains relatively limited while the Bank’s operating expenses have been subject to increase as CSB has undertaken several major initiatives to enhance its personnel, office facilities and infrastructure, including significant capital investments in fixed assets and technology. Such investments have

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Page 1.5

been incurred primarily in connection with the Bank’s strategy to become a more effective competitor in the commercial and retail banking arena. Specifically, the Bank has established two new offices over the last several years (Ludlow office in 2002 and the West Springfield Office in 2005) which resulted in additional staffing expenses as well as operating costs. There were also significant expenses incurred in connection with the Bank’s electronic data processing (“EDP”) conversion completed in 2004 as well as upgrading of many hardware and software systems. The Bank has also added significant staff in the commercial lending and deposit services area and incurred significant costs in connection with the related marketing of its expanded products and services.

The post-offering business plan of the Bank is expected to continue to focus on products and services which have been the Bank’s traditional emphasis. Specifically, the Bank will continue to be an independent community-oriented financial institution with a commitment to local real estate mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Bank will seek to continue to develop the infrastructure management believes CSB requires in order to be an effective competitor in the commercial and retail banking arena locally. Accordingly, CSB will continue to employ additional staff as needed to support growth of its commercial and consumer banking products and services. Additionally, CSB plans to continue to make significant capital investments in its retail branch network. In this regard, the Bank is planning to purchase or construct up to four branches over the next three to four years. While specific locations have yet to be identified, new branches will generally be located in CSB’s existing market in Hampden County or contiguous areas and will result in a significant capital outlay (in the general range of $3.0 million for the four planned offices) and increased expense related to staffing and operating the new offices.

CSB will be seeking to leverage its infrastructure investments in office facilities and technology through balance sheet and fee income growth and on-going development of strong customer relationships, as it seeks to become a leading community bank in the markets served. In the near term, the Bank will incur substantial costs which will negatively impact profitability.

The Bank’s Board of Trustees has elected to convert to the stock form of ownership to improve the competitive position of the Bank. The capital realized from the Conversion will

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Page 1.6

increase the operating flexibility and overall financial strength of the Bank, as well as support the expansion of the Bank’s strategic focus of providing competitive community banking services in its local market area as described above. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. The Bank’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Bank’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the Conversion will provide an alternative funding source to deposits and borrowings in meeting the Bank’s future funding needs. Additionally, the Bank’s higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through targeted branching, and possibly through the acquisition of branch offices or other financial institutions that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The Bank will also be better positioned to pursue growth through acquisition of other financial service providers following the Conversion, given its strengthened capital position and status as a stock company. At this time, the Bank has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds are highlighted below.

•	Company. The Company is expected to retain up to 50% of the net offering proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be placed into short-term investment securities. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•	Bank. The majority of the net offering proceeds will be infused into the Bank in exchange for all of the Bank’s newly-issued stock. The increase in the Bank’s capital will be less, as the amount to be borrowed by the ESOP to fund an 8% stock purchase will be accounted for as a contra-equity. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer term deployment, i.e., funding lending activities and for general corporate purposes.

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Page 1.7

Balance Sheet Trends

Growth Trends

Over the last 5 years, the Bank has implemented a strategy of growth and expansion, both through internal growth at existing branches and de novo branching. This strategy is evidenced in the summary balance sheet data set forth in Table 1.1, which shows that total assets increased at a moderate pace equal to 7.8% annually, from $289.6 million at the end of fiscal 2001, to $391.3 million as of December 31, 2005. Growth in the portfolio of interest-earning assets has primarily been focused in the loan portfolio which increased at an 8.9% compounded annual rate from the beginning of fiscal 2001, through December 31, 2005. Growth in the loan portfolio is primarily attributable to expansion of the portfolio of commercial mortgage and C&I loans as the balance of residential mortgage loans has diminished since the end of fiscal 2001, both as a result of high loan repayments and the Bank’s policy of selling substantially all 15 to 30 year fixed rate loans.

The Bank’s assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 4.4% since 2001. Borrowings have increased more rapidly (88.1% annually since the end of 2002) reflecting the growth of retail repurchase agreements (i.e., commercial overnight sweep accounts) and expanded utilization of FHLB advances.

Annual equity growth equaled 4.9% since the end of fiscal 2001, with the modest growth rate reflecting the Bank’s moderate return on equity (“ROE”), particularly as CSB realized spread compression in the flat yield curve environment of recent periods and as the Bank incurred additional expenses associated with the build-up of its infrastructure. The post-offering equity growth rate may initially fall below historical levels given the increased equity, the initial anticipated low return on the net offering proceeds in the current interest rate environment, the cost of the stock benefit plans, public company reporting and the expense of targeted branching. Over the longer term, as the new equity is leveraged through growth, the return on equity may improve.

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Page 1.8

Table 1.1

Chicopee Savings Bank

Historical Balance Sheets

(Amount and Percent of Assets)

											Compounded Annual Growth Rate
	As of the Fiscal Year Ended December 31,
	2001		2002		2003		2004		2005
	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$289,615	100.00%	$317,245	100.00%	$341,369	100.00%	$352,144	100.00%	$391,349	100.00%	7.82%
Cash and cash equivalents	22,342	7.71%	38,176	12.03%	31,978	9.37%	22,419	6.37%	17,586	4.49%	-5.81%
Investment Securities (AFS)	14,577	5.03%	12,623	3.98%	12,183	3.57%	5,103	1.45%	4,934	1.26%	-23.72%
Investment Securities (HTM)	12,237	4.23%	1,802	0.57%	21,185	6.21%	22,102	6.28%	21,808	5.57%	15.54%
Mortgage-Backed Securities	0	0.00%	7,354	2.32%	18,334	5.37%	13,695	3.89%	7,664	1.96%	N.M
Loans receivable (net)	224,244	77.43%	239,992	75.65%	256,481	75.13%	281,389	79.91%	315,649	80.66%	8.92%
Deposits	248,502	85.80%	266,385	83.97%	282,602	82.78%	280,769	79.73%	295,023	75.39%	4.38%
Total borrowings	0	0.00%	7,454	2.35%	13,162	3.86%	26,374	7.49%	49,580	12.67%	N.M
Total equity	35,869	12.39%	37,959	11.97%	40,132	11.76%	42,157	11.97%	43,441	11.10%	4.90%
Loans/Deposits		90.24%		90.09%		90.76%		100.22%		106.99%

Source: Chicopee Savings Bank’s audited financial statements and prospectus.

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Page 1.9

Loans Receivable

Loans receivable totaled $315.6 million, or 80.7% of total assets, as of December 31, 2005, and reflects steady growth since the end of fiscal 2001 approximating 8.9% on a compounded annual basis. Over this period, the proportion of loans to total assets has increased modestly as the rate of loan growth exceeded the asset growth rate while the composition of the loan portfolio has gradually shifted to include a higher proportion of commercial mortgage and C&I loans. The residential mortgage loan portfolio consists primarily of adjustable rate loans as the Bank’s policy is to generally sell longer term fixed rate loans into the secondary market. The majority of the Bank’s 1-4 family residential mortgage loans conform to standards set by Freddie Mac. Most non-conforming residential loans are non-conforming as to the loan amount (i.e., jumbo loans), while otherwise meeting the agency credit criteria.

As referenced above, the balance of the 1-4 family mortgage loan portfolio has diminished over the last five years reflecting strong market demand for fixed rate loans in the low interest rate environment (the Bank typically sells such loans), and as a result, permanent 1-4 family residential mortgage loans have declined in proportion to total loans (from 55.2% of total loans in fiscal 2001, to 38.3% of total loans in fiscal 2005). Conversely, commercial and multi-family mortgage loans have increased in recent years to equal 34.7% and 3.5% of total loans, respectively. Such loans are generally secured by office buildings and other commercial structures and mixed-use buildings as well as small apartments. In conjunction with the Bank’s efforts to become a full-service community bank, non-mortgage C&I loans have increased from 8.9% of total loans as of the end of fiscal 2001, to 12.2% of total loans as of December 31, 2005. CSB’s mortgage lending emphasis is evident when it is considered that approximately 82.1% of the Bank’s loan portfolio is secured by mortgage loans (including construction loans) while consumer and other non-mortgage loans comprised less than 18% of the loan portfolio, reflecting that loan portfolio diversification has primarily been in commercial real estate lending.

Cash, Investments and Mortgage-Backed Securities

The intent of the Bank’s investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments including MBS has fluctuated based

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primarily on loan demand and cash inflows from deposits and borrowings and has declined modestly since the end of fiscal 2002, from 18.9% of assets to 13.2% at the end of fiscal 2005. The comparatively modest level of cash and investments is reflective of CSB’s general preference to invest in whole loans.

The Bank’s investment securities and MBS equaled $34.4 million, or 8.8% of total assets, as of December 31, 2005, while cash and interest bearing deposits and term deposits totaled $17.5 million, or 4.5% of assets. As of December 31, 2005, the cash and investments portfolio consisted of cash, interest-earning deposits in other financial institutions, mortgage-backed securities issued by Ginnie Mae, Fannie Mae or Freddie Mac, U.S. government agency obligations and other high quality investments, including those issued by corporate and municipal issuers. Additionally, the Bank maintains permissible equity investments such as FHLB stock and a small balance of corporate equity securities with a fair value of $4.6 million as of December 31, 2005. The majority of the Bank’s investment securities are classified as held-to-maturity (“HTM”), which includes all of the Bank’s debt securities while the small portfolio is classified as available for sale (“AFS”) (see Exhibit I-3 for the investment portfolio composition).

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following the Conversion, pending gradual redeployment into higher yielding loans.

Bank Owned Life Insurance

As of December 31, 2005, the balance of bank owned life insurance (“BOLI”) totaled $10.8 million, which reflects growth since the end of fiscal 2001 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank’s management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to non-interest income on an annual basis.

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Funding Structure

Retail deposits have consistently been the substantial portion of balance sheet funding. Since fiscal year-end 2001, deposits have grown at a 4.4% compounded annual rate. Over this time frame, the composition of deposits has remained relatively stable with the largest portion in certificates of deposits, which were in a range of 53% to 56% of total deposits over the last three fiscal years and comprised the largest single element of the deposit base. As of December 31, 2005, certificates of deposit totaled $162.9 million, equal to 55.2% of total deposits while savings and transaction accounts totaled $132.1 million, equal to 44.8% of total deposits.

The Bank has increasingly utilized borrowed funds, with the majority of borrowings consisting of FHLB advances. As of December 31, 2005, borrowed funds in the form of FHLB advances totaled $29.4 million, representing just 7.5% of total assets. The Bank typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings was primarily due to the attractive rate on term funds and the need for additional liquidity to fund loan growth.

The other source of borrowings consists of retail repurchase agreements which totaled $20.2 million, equal to 5.2% of total assets as of December 31, 2005. Such borrowings largely reflect the overnight deposit funds of commercial customers; retail repurchase agreements are essentially a commercial sweep account which provides a mechanism for commercial customers to earn interest on short term funds which would otherwise be invested in a non-interest bearing checking account.

Capital

Annual capital growth for the Bank has been moderate since the end of 2001, equal to 4.9% on a compounded annual basis, in part reflecting the Bank’s moderate earnings and strong pre-Conversion equity levels. As of December 31, 2005, the Bank’s equity totaled $43.4 million, or 11.1% of total assets. The Bank maintained capital surpluses relative to its regulatory capital requirements at December 31, 2005, and thus qualified as a “well capitalized” institution. The offering proceeds will serve to further strengthen the Bank’s regulatory capital position and

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support further growth. The equity growth rate is expected to slow for the Bank on a post-offering basis given the pro forma increase in equity, low reinvestment yields currently available, the potential dividend policy, and branching-related expenses.

Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements for the fiscal years ended December 31, 2001 through 2005. The Bank’s earnings increased from fiscal 2001 to 2002, from $1.8 million (0.63% of average assets) to $2.5 million (0.83% of average assets) reflecting the benefit of balance sheet growth and gradual loan portfolio restructuring, which resulted in higher yielding commercial mortgage and C&I loans increasing in proportion to total loans. However, earnings have diminished over the subsequent three fiscal years, declining to $1.4 million (0.38% of average assets) as spread compression and increasing operating expenses have offset the interim balance sheet growth from an earnings standpoint. Core earnings followed the same trend as non-recurring income and expenses have typically been a limited factor in the Bank’s operations. These trends are described more fully below.

Net Interest Income

Net interest income increased from 2001 to 2002, reflecting the impact of both balance sheet growth and ongoing restructuring of the loan portfolio. However, there was a decline in net interest income reported from fiscal 2002 to fiscal 2003 with net interest income resuming growth in dollar terms thereafter. Specifically, net interest income increased from $8.8 million in fiscal 2000 to $10.5 million in fiscal 2001, before declining to $10.1 million in fiscal 2003 and subsequently expanding to $11.9 million in fiscal 2005. After peaking at 3.56% for fiscal 2002, the Bank’s ratio of net interest income to average assets declined to 3.06% in fiscal 2003 and increased only modestly thereafter to equal 3.18% and 3.19% of average assets in fiscal 2004 and 2005, respectively.

The decline in net interest income, both as measured on a dollar basis and as a percentage of average assets in fiscal 2002, reflects the impact of spread compression as interest yields on assets repriced downward more rapidly than the cost of deposits and borrowings, as many higher rate loans repaid to take advantage of declining interest rates. Spreads improved modestly in fiscal 2004 and 2005 (to 3.18% and 3.17%, respectively) as interest rates increased modestly, adjustable rate loans repriced upward to a limited extent, and as the loan portfolio continued to expand and change in composition (see Exhibit I-4 for details regarding CSB’s interest rate spreads).

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Table 1.2

Chicopee Savings Bank

Historical Income Statements

	For the Fiscal Year Ended December 31,
	2001		2002		2003		2004		2005
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest Income	$18,754	6.52%	$17,458	5.90%	$16,343	4.98%	$16,508	4.77%	$18,832	5.05%
Interest Expense	(9,939)	-3.45%	(6,928)	-2.34%	(6,289)	-1.91%	(5,527)	-1.60%	(6,930)	-1.86%

Net Interest Income	$8,815	3.06%	$10,530	3.56%	$10,054	3.06%	$10,981	3.18%	$11,902	3.19%
Provision for Loan Losses	(80)	-0.03%	(120)	-0.04%	(120)	-0.04%	(120)	-0.03%	(120)	-0.03%

Net Interest Income after Provisions	$8,735	3.04%	$10,410	3.52%	$9,934	3.02%	$10,861	3.14%	$11,782	3.16%
Other Operating Income	1,364	0.47%	1,768	0.60%	1,587	0.48%	1,608	0.47%	1,377	0.37%
Operating Expense	(7,611)	-2.64%	(8,707)	-2.94%	(9,210)	-2.80%	(10,388)	-3.00%	(11,087)	-2.98%

Net Operating Income	$2,488	0.86%	$3,471	1.17%	$2,310	0.70%	$2,082	0.60%	$2,071	0.56%
Net Gain(Loss) on Sale of Investments	$107	0.04%	$—	0.00%	$(272)	-0.08%	$68	0.02%	$103	0.03%
Net Gain(Loss) on Sale of Loans	—	0.00%	—	0.00%	177	0.05%	33	0.01%	12	0.00%
Income From Capitalized Servicing (one-time)	—	0.00%	—	0.00%	—	0.00%	650	0.19%	—	0.00%

Total Non-Operating Income/(Expense)	$107	0.04%	$—	0.00%	$(95)	-0.03%	$751	0.22%	$115	0.03%
Net Income Before Tax	$2,595	0.90%	$3,471	1.17%	$2,216	0.67%	$2,833	0.82%	$2,187	0.59%
Income Taxes	(781)	-0.27%	(1,014)	-0.34%	(705)	-0.21%	(931)	-0.27%	(771)	-0.21%

Net Income (Loss) Before Extraord. Items	$1,814	0.63%	$2,457	0.83%	$1,511	0.46%	$1,902	0.55%	$1,416	0.38%
Estimated Core Net Income
Net Income	$1,814	0.63%	$2,457	0.83%	$1,511	0.46%	$1,902	0.55%	$1,416	0.38%
Addback(Deduct): Non-Recurring (Inc)/Exp	(107)	-0.04%	—	0.00%	95	0.03%	(751)	-0.22%	(115)	-0.03%
Tax Effect (2)	43	0.01%	—	0.00%	(38)	-0.01%	300	0.09%	46	0.01%

Estimated Core Net Income	$1,750	0.61%	$2,457	0.83%	$1,568	0.48%	$1,451	0.42%	$1,347	0.36%
Memo:
Expense Coverage Ratio (3)	115.82%		120.94%		109.16%		105.71%		107.35%
Efficiency Ratio (4)	74.77%		70.80%		79.12%		82.51%		83.50%
Effective Tax Rate	30.10%		29.21%		31.81%		32.85%		35.25%

(1)	Percent of average assets.

(2)	Assumes a marginal tax rate of 40%.

(3)	Net interest income divided by operating expenses.

(4)	Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).

Source:	Chicopee Savings Bank’s audited financial statements and prospectus.

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Thus, the primary factor leading to expansion of CSB’s net interest margin since 2003 is growth in interest-earning assets rather than significant improvement in the spread relationship between the Bank’s IEA and IBL. Furthermore, management believes that net interest income has been constrained in recent periods by the relatively flat yield curve which has prevailed as the Federal Reserve has continued to increase targeted short-term interest rate levels. Thus, while CSB’s deposit costs which are primarily responsive to short term rates have increased, many of the Bank’s loans which adjust over a 3, 5 or 7 year time frame have been slow to respond as their base interest rate indices (i.e., typically a 3, 5 or 7 year U.S. Treasury index) have increased to a limited extent.

While there may be further improvement in CSB’s asset yields as the Bank seeks to expand the loan portfolio, particularly with respect to commercial loans, further potential short-term rate increases by the Federal Reserve coupled with CSB’s deposit growth targets will place upward pressures on funding costs as well. Further, while the initial reinvestment of the offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress asset yields and the net interest income ratio.

Loan Loss Provisions

Provisions for loan losses have typically been limited reflecting the Bank’s relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Bank’s local market area, which represents a relatively strong real estate market. Going forward, the Bank will continue to evaluate the adequacy of the level of general valuation allowances (“GVAs”) on a regular basis, and establish additional loan loss provisions in accordance with the Bank’s asset classification and loss reserve policies.

For the 12 months ended December 31, 2005, loan loss provisions totaled $120,000, or 0.03% of average assets, which equals the level reported for the prior four fiscal years. The level of loan loss provisions reflects relatively strong asset quality and an absence of material chargeoffs.

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Non-Interest Income

Other income has fluctuated in a range between $1.4 million (0.37% of average assets) reported in fiscal 2005 and $1.8 million (0.60% of average assets) reported in fiscal 2002. The bulk of CSB’s fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Bank has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. The ratio of non-interest income to average assets is low in comparison to industry averages due in part to competitive conditions prevailing locally and the owing to the fact the CSB’s fee generating commercial deposit relationships and other fee generating activities are limited. Management will seek to increase the level of non-interest fee income by continuing to expand fee generating commercial loan and deposit relationships and by increasing non-traditional products and services such as mutual fund and annuity sales. However, growth in the level of non-interest operating income is expected to be gradual.

Operating Expenses

The Bank’s operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, de novo branching and revenue diversification strategies. Specifically, cost increases reflect increased business volumes facilitated by the employment of seasoned commercial and lenders and support staff and the opening of two full service branches. There were also significant expenses incurred in connection with the Bank’s electronic data processing (“EDP”) conversion completed in 2004 and costs associated with the upgrading of many hardware and software systems. Marketing expenses have also increased as CSB has sought to increase its visibility and name recognition locally in the face of significant competition. As a result, since fiscal 2001, operating expenses have increased from $7.6 million, or 2.64% of average assets, to $11.1 million, or 2.98% of average assets for fiscal 2005.

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Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to this latter factor, the Bank plans to establish up to four new branches over the next three to four years which will entail additional expenses related to staffing and operating costs as well as depreciation expense on the fixed asset investment. Furthermore, CSB expects to continue to gradually build its commercial lending staffing levels take advantage of the expanded branch coverage. The Bank will be seeking to offset such costs over time through growth and increased efficiency.

Non-Operating Income/Expense

Non-operating income and expenses have had a limited impact on earnings over the last five fiscal years, and have primarily consisted of gains on the sale of loans and investments. Non-operating income was at peak levels in fiscal 2004 owing to modest gains on the sale of loans and investments and a one-time earnings boost resulting from the capitalization of originated mortgage loan servicing rights ($650,000 of income), some of which were originated in prior periods. For the twelve months ended December 31, 2005, non-operating income was solely comprised of gains on the sale of loans and investments and totaled $115,000, equal to 0.03% of average assets.

Taxes

The Bank’s average tax rate has been trending upward over the last several fiscal years, reflecting the dissolution of a real estate investment trust subsidiary which previously sheltered a portion of the Bank’s state taxable income. After fluctuating between 29% and 32% between fiscal 2001 and 2003, the Bank’s average tax rate increased to 33% in fiscal 2004 and 35% in fiscal 2005.

During fiscal 2003, the Bank formed a subsidiary known as CSB Investment Corporation (“CSBIC”), which holds the majority of its investment securities. Investment income generated by this special purpose investment subsidiary is taxed at a comparatively low effective tax rate (1.32% versus the state corporate tax rate of 10.5% for other income earned by the Bank).

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Efficiency Ratio

The Bank’s efficiency ratio reflects an adverse trend since the end of fiscal 2002 largely due to (1) the increase in the operating expense ratio as the Bank expanded and pursued diversification and (2) a concurrent reduction in the ratio of net interest income due to spread compression. Specifically, the efficiency ratio increased from 70.8% in fiscal 2002 to 83.5% in fiscal 2005, which represents the highest ratio reported by CSB over the last five fiscal years. On a post-offering basis, the efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses (reflecting the costs of building and staffing new branches as well as public company and stock plans expenses) may limit the improvement. By industry standards, the Bank’s efficiency ratio is less favorable.

Interest Rate Risk Management

The primary aspects of the Bank’s interest rate risk management include:

•	Emphasizing the origination of adjustable rate 1-4 family residential mortgage loans and selling the majority of longer-term fixed-rate loans originated to the secondary market;

•	Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including commercial and construction lending;

•	Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;

•	Promoting transaction accounts and, when appropriate, longer term CDs;

•	Utilizing longer-term borrowing when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;

•	Maintaining a strong capital level; and

•	Increasing non-interest income within constraints imposed by the local market and product mix.

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CSB primarily measures its interest rate risk exposure by modeling the potential changes to its net interest income (“NII”) for a twelve month period under rising and falling interest rate scenarios (see Exhibit I-5). The rate shock analysis as of December 31, 2005, reflects that projected interest income is subject to a reduction pursuant to rising interest rates (the Bank’s internal analysis assumes the shape of the yield curve is constant), as net interest income is projected to diminish by 6% from base levels (i.e., no change in interest rates) assuming a positive 100 basis point instantaneous and permanent rate shock, and reduce by 14% assuming a 200 basis point instantaneous and permanent rate shock indicating a liability sensitive position over a short-term projection horizon. Conversely, projected net interest income is projected to increase modestly over the first year assuming a positive 100 basis point instantaneous and permanent reduction in interest rate levels.

Overall, the data indicates that net interest income would be adversely impacted by rising interest rates (i.e., over the next 12 month period). At the same time, there are numerous limitations inherent in such analyses such as the credit risk of Bank’s loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships as interest rates among various asset and liability accounts rarely move in tandem as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

Historically, the Bank’s primary lending emphasis was the origination of 1-4 family residential mortgages. More recently, the Bank shifted its focus to higher yielding lending, including: commercial real estate loans and C&I loans as well as construction loans. The Bank’s current lending strategy has been developed to take advantage of: (1) the Bank’s historical strengths in the areas of permanent and construction residential mortgage lending; (2) CSB name recognition and commitment to serving the markets in the Pioneer Valley; and (3) the infrastructure which has been developed over the last decade to support the commercial lending emphasis.

The Bank’s lending operations consists of two principal segments as follows: (1) residential mortgage lending; and (2) commercial and construction in conjunction with the

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intensified efforts to become a full-service community bank. Details regarding the Bank’s loan portfolio composition and characteristics are included in Exhibits I-6, I-7 and I-8. As of December 31, 2005, commercial real estate loans had increased to $110.2 million equal to 34.7% of total loans while C&I loans and construction loans amounted to $38.6 million (12.2% of total loans) and $17.8 million (5.6% of total loans). Thus, in aggregate, commercial mortgage, C&I and construction loans equaled 52.5% of the total loan portfolio. The balance of the loan portfolio was comprised of residential and multi-family mortgage loans, with balances of $121.7 million (38.3% of total loans) and $11.1 million (3.5% of total loans), respectively, and modest balance of consumer loans equal to $18.1 million (5.7% of total loans).

Multi-Family and Commercial Mortgage Lending

Multi-family and commercial mortgage lending has been an area of portfolio diversification for the Bank. Such loans are typically secured by properties in the Bank’s market area and are generally originated by the Bank but may include participation interests purchased from other local lenders. The substantial majority of such mortgage loans originated by the Bank are secured by properties in Massachusetts or nearby north-central Connecticut, with the majority located in Hampden County.

Multi-family and commercial mortgage loans are typically adjustable over a period of 3, 5 or 7 years of the loan and are indexed to the U.S. Treasury security of comparable maturity. Such loans typically possess amortization periods of 10 to 30 years, and loan-to-value ratios of up to 80%, and target a debt-coverage ratio of at least 1.2 times.

The typical commercial or multi-family loans that the Bank will be seeking to make will have a principal balance in the range of $200,000 to $2 million, but may be larger, particularly if the loan is well-collateralized or extended to a very credit-worthy borrower. Multi-family and commercial real estate loans are secured by office buildings, retail and industrial use buildings, apartments and other structures such as strip shopping centers, retail shops and various other properties. Most income producing property loans originated by the Bank are for the purpose of financing existing structures rather than new construction. Such loans will generally be collateralized by local properties.

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Construction Loans

Construction lending has expanded modestly over the last several years reflecting the Bank’s portfolio diversification efforts. The Bank originates residential and, to a lesser extent, commercial construction loans. Such lending shortens the average duration of assets and support asset yields. The Bank generally limits such loans to known builders and developers with established lending relationships with the Bank. In the case where the Bank is making a construction loan to the owner of the structure, CSB typically structures the loan as a construction which converts to a permanent loan upon completion of the construction phase. The majority of the Bank’s construction lending is in Hampden County. Construction loans generally have terms of up to 2 years (but most typically 12 months) and LTV ratios up to 95% for a residential property (with PMI for the portion over 80%) and 80% for a commercial property.

Residential Lending

As of December 31, 2005, residential mortgage loans equaled $121.7 million, or 38.3% of total loans; adjustable rate residential mortgage loans comprise the majority of the portfolio as it has been the Bank’s practice to sell the majority of the longer term fixed rate loans (i.e., with maturities greater than 15 years) into the secondary market on a servicing retained basis.

The Bank typically originates 1-4 family loans pursuant to the guidelines of Freddie Mac, with a loan-to-value (“LTV”) ratio of 95%, with private mortgage insurance (“PMI”) being required for loans in excess of a 80% LTV ratio. The substantial portion of 1-4 family mortgage loans have been originated by the Bank and are secured by residences in the local market.

As a complement to the 1-4 family permanent mortgage lending activities, the Bank also offers home equity loans. Such loans typically have shorter maturities and higher interest rates than traditional 1-4 family lending. Home equity loans totaled $7.9 million, equal to 2.5% of total loans as of December 31, 2005.

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Non-Mortgage Lending

The Bank’s efforts to increase commercial lending have included mortgage lending as well as C&I non-mortgage lending. As of December 31, 2005, commercial business loans totaled $38.6 million, equal to 12.2% of total loans. The Bank offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include lines of credit and business term loans. Most lines of credit and business term loans are secured by real estate and other assets such as inventory or accounts receivable.

Consumer loans are generally offered to provide a full line of loan products to customers and typically include student loans, loans on deposits, auto loans, and unsecured personal loans. As of December 31, 2005, consumer loans totaled $18.1 million, equal to 5.7% of total loans. Excluding home equity loans which are secured by a mortgage, the consumer loan balance totaled $10.2 million, equal to 3.2% of loans.

Loan Originations, Purchases and Sales

Exhibit I-9, which shows the Bank’s loan originations/purchases, repayments and sales over the past three fiscal years, highlights the Bank’s recent emphasis on commercial mortgage, C&I, and construction lending. Additionally, the financial data further reflects that while loan origination volumes reflect a significant volume of 1-4 family mortgage lending, the Bank’s origination volumes over the last three years have been very high limiting the growth realized in the 1- 4 family mortgage loan portfolio.

Overall loan originations and purchases have fluctuated based primarily on market factors including the interest rate environment. For the fiscal 2003, 2004 and 2005, total loan originations equaled $108.3 million, $110.9 million and $122.9 million, respectively, exclusive of loans originated for sale. Loan sales consisting solely of residential loans have also been significant with sales primarily to Freddie Mac on a servicing retained basis. Loans sold to Freddie Mac equaled $7.1 million and $5.7 million in fiscal 2004 and 2005, respectively.

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Asset Quality

The Bank’s asset quality has historically been strong and the level of non-performing assets (“NPAs”) is low currently. As reflected in Exhibit I-10, the NPA balance was $736,000, equal to 0.19% of assets, consisting solely of non-accruing loans. The ratio of allowances to total loans equaled 0.82% while reserve coverage in relation to NPAs equaled 353.94% (see Exhibit I-11).

While CSB’s asset quality has been strong, we believe there may be risk factor which is not reflected in the data. Specifically, the Bank’s asset base has been increasingly comprised of high risk-weight loans including commercial mortgage and C&I loans. Additionally, the commercial loan portfolio has limited seasoning; the portfolio of commercial mortgage and C&I loans has increased by $76.5 million since the end of fiscal 2001 which accounts for the majority of the loan growth realized by the Bank over the period. The limited seasoning of the portfolio is important since asset quality problems may not arise until after several years of seasoning and/or deterioration in the economy stresses the portfolio.

Funding Composition and Strategy

Deposits have consistently been the Bank’s primary source of funds. As of December 31, 2005, deposits totaled $295.0 million, which reflects 4.4% compounded annual growth since the end of fiscal 2001. Deposit growth has been comparatively modest, notwithstanding the addition of two branch offices since fiscal 2002, as the Bank has increasingly employed borrowed funds in part, to limit overall deposit costs and to meet loan demand. Given that the cost of FHLB advances has increased relative to deposit rates following recent Federal Reserve interest rate hikes, management expects that the majority of future growth will be funded through deposits.

Lower costing savings and transaction accounts totaling $132.1 million comprised approximately 45% of the Bank’s deposits at December 31, 2005 (see Exhibit I-12). The proportion of savings and transaction accounts has been relatively stable over the last several years, although the balance of non-interest checking accounts reflects modest growth, from 7% of deposits at the end of fiscal 2003, to 9% of deposits as of December 31, 2005. The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of December 31, 2005, CDs with balances equal to or in excess of $100,000 equaled $51.3 million.

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As of December 31, 2005, borrowed funds totaled $49.6 million, consisting of FHLB advances ($29.4 million) and retail repurchase agreements ($20.2 million), which is a vehicle which essentially enables the Bank to offer interest on the overnight deposits of its commercial customers. Recent growth in borrowings was primarily due to the attractive rate on term funds and the need for additional liquidity to fund loan growth. It is management’s current intention to focus on deposit growth to fund future operations but it will continue to evaluate the use of borrowings when the perceived cost relative to deposits is favorable and potentially for wholesale leverage purposes on a post-Conversion basis.

Subsidiary

The Bank has four wholly-owned subsidiaries as follows:

CSB Colts, Inc. CSB Colts, Inc. was formed in 2003 as a Massachusetts corporation to engage in buying, selling and holding securities on its own behalf. At December 31, 2005, CSB Colts had total assets of $1.5 million consisting primarily of industrial revenue bonds. CSB Colts’ net income for the year ended December 31, 2005 was $56,000. As a Massachusetts securities corporation, the income earned on CSB Colts’ investment securities is subject to a lower state tax rate than that assessed on income earned on investment securities maintained at Chicopee Savings Bank.

CSB Investment Corp. CSB Investment Corp. was formed in 2003 as a Massachusetts corporation to engage in buying, selling and holding securities on its own behalf. At December 31, 2005, CSB Investment had total assets of $16.9 million consisting primarily of marketable equity securities, U.S. Government and federal agency securities and collateralized mortgage obligations. CSB Investment’s net income for the year ended December 31, 2005 was $561,000. As a Massachusetts securities corporation, the income earned on CSB Investment’s investment securities is subject to a lower state tax rate than that assessed on income earned on investment securities maintained at Chicopee Savings Bank.

Cabot Realty L.L.C. Cabot Realty L.L.C. was formed as a Massachusetts limited liability company to hold other real estate owned. Cabot Realty is currently inactive and at December 31, 2005, had total assets of $457,000 consisting primarily of cash and cash equivalents. Cabot Management Corporation, a wholly owned subsidiary of Chicopee Savings Bank, has a 1% membership interest in, and Chicopee Savings Bank has a 99% membership interest in, Cabot Realty.

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Cabot Management Corporation. Cabot Management Corporation was formed in 1979 as a Massachusetts corporation to acquire and manage interests in real property and to acquire, construct, rehabilitate, lease, finance and dispose of housing facilities. Cabot Management is currently inactive and at December 31, 2005 had total assets of $17,000.

Legal Proceedings

Other than the routine legal proceedings that occur in the Bank’s ordinary course of business, the Bank is not involved in litigation which is expected to have a material impact on the Bank’s financial condition or operations.

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II. MARKET AREA ANALYSIS

Introduction

The Bank conducts operations through its main office in Chicopee, Massachusetts, and five branch offices including three in Chicopee and one each in Ludlow and West Springfield. CSB also maintains an operations and lending center in Chicopee. The markets served by the Bank’s branches are primarily urban or suburban in character, within the Springfield metropolitan statistical area (“MSA”). The majority of the Bank’s activities are conducted in the largely suburban areas surrounding the Bank’s offices.

The Pioneer Valley of western Massachusetts encompasses the fourth largest metropolitan area in New England. The Springfield MSA covers a relatively diverse area ranging from densely populated urban areas such as Springfield to outlying rural areas. A map showing the location of the Bank’s offices in Hampden County is set forth below and details regarding the Bank’s office and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

Table 2.1

Chicopee Savings Bank

Map of Branch Locations

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The regional market for financial services has become increasingly competitive over the last decade following regional consolidation of financial institutions. Specifically, regional and superregional financial institutions headquartered outside of the local market have undertaken significant acquisitions locally and, as a result, CSB is subject to significant competition from several financial institutions which have greater financial resources, market share, branch coverage, overall scope of operations and products and services offered. Moreover, many smaller financial institutions continue to operate in the Bank’s markets offering similar products and services as CSB. The Bank has expanded its range of products and services in recent years to more effectively compete with the larger institutions, emphasizing prompt service and local decision making as a distinct advantage.

Manufacturing has historically had a significant local presence as major manufacturing firms located within the Springfield MSA include the Milton Bradley Company, Top-Flite and Smith and Wesson, among others. While manufacturing continues to play an important role today, the local economy has become increasingly diversified due to extensive growth in the services and trade sectors. The services sector has been bolstered by employment provided by local colleges and universities, such as Westfield State College in Westfield and the University of Massachusetts at Amherst. Similarly, financial services companies based in Springfield have become important players in the regional economy, such as the Massachusetts Mutual Insurance Company.

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank’s office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area, and the relative impact on value.

Market Area Demographics

Demographic trends in the Bank’s market are an important indicator of future growth potential. The following sections evaluate several key demographic factors impacting the market

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area served by CSB, including population, number of households and household income for the U.S., Massachusetts and the Bank’s primary markets, defined as the greater Springfield Metropolitan Statistical Area (the “MSA”) and Hampden County where all the Bank’s branches are situated.

The Bank’s markets have been experiencing a growing population base (see Table 2.2 for detailed data). Specifically, the population of the Springfield MSA increased modestly over the past five years, from 680,000 in 2000 to a total of 690,000 residents in 2005. Projections through 2010 provided by SNL Financial, LC indicate a continuation of population growth in the MSA, at a rate of 0.4 percent annually which is consistent with the rate of growth for the state as a whole but below the national growth rate. The population of Hampden County totaled 179,000 in 2005 and growth trends closely correspond to the overall growth trend for the greater metropolitan area.

Trends for households in the Bank’s markets indicate a slightly faster growth rate than for the population base, indicative of a decreasing average household size. Overall, in 2005, the total number of households in Hampden County approximates 179,000, which amounts to 66 percent of the total households in the Springfield MSA. Overall growth rates for Hampden County approximated 0.6% for the five year period through 2005 and were projected to total 0.5% through 2010.

Median household and per capita income levels in Hampden County are below the state average, which is dominated by relatively high income levels prevailing in the populous Boston metropolitan area. Similarly, the median household and per capita income levels in the Bank’s markets more closely approximate but also fall below the national averages; the lower income growth rate posted by CSB’s market has led to its comparatively lower personal and household income levels.

Economy

Currently, the services sector comprises the largest component of the regional economy of central Massachusetts. The diversification of the local economy away from its historical manufacturing roots is reflected in the data, showing that manufacturing’s 10.3 percent of total employment in the Pioneer Valley ranks it fourth behind services, wholesale and retail trade and government, respectively.

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Table 2.2

Chicopee Savings Bank

Summary Demographic/Economic Information

	Year			Growth Rate	Growth Rate
	2000	2005	2010	2000-05	2005-2010
				(%)	(%)
Population(000)
United States	281,422	298,728	317,431	1.5%	1.2%
Massachusetts	6,349	6,474	6,615	0.5%	0.4%
Springfield MSA	680	690	705	0.4%	0.4%
Hampden County	456	463	472	0.3%	0.4%

Households(000)
United States	105,480	112,449	119,777	1.6%	1.3%
Massachusetts	2,444	2,505	2,570	0.6%	0.5%
Springfield MSA	261	268	276	0.7%	0.6%
Hampden County	175	179	184	0.6%	0.5%

Median Household Income($)
United States	$42,164	$49,747	$58,384	4.2%	3.3%
Massachusetts	50,539	63,171	78,600	5.7%	4.5%
Springfield MSA	41,102	49,570	59,237	4.8%	3.6%
Hampden County	39,721	47,505	56,636	4.6%	3.6%

Per Capita Income($)
United States	$21,586	$26,228	$32,206	5.0%	4.2%
Massachusetts	25,952	34,063	44,648	7.0%	5.6%
Springfield MSA	20,140	25,431	31,836	6.0%	4.6%
Hampden County	19,541	24,288	30,351	5.6%	4.6%

2005 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	21.0%	27.0%	29.0%	23.0%
Massachusetts	19.0%	26.0%	31.0%	24.0%
Springfield MSA	19.0%	28.0%	29.0%	24.0%
Hampden County	20.0%	26.0%	29.0%	25.0%

	Less Than	$25,000 to
2005 HH Income Dist.(%)	$25,000	50,000	$50,000+
United States	24.0%	26.0%	50.0%
Massachusetts	19.0%	20.0%	60.0%
Springfield MSA	25.0%	25.0%	50.0%
Hampden County	27.0%	25.0%	48.0%

Source:	SNL Financial, LC.

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The services sector reflects the most notable growth reflecting, in part, the growth of local colleges and universities and healthcare providers. Table 2.3 below illustrates recent employment broken down by the major employment sectors in Hampden County.

Table 2.3

Hampden County Employment Sectors (1)

Employment Sectors	% of Labor Force
Services	41.8%
Finance/Insurance/Real Estate	7.8
Wholesale/Retail Trade	15.0
Government	14.8
Manufacturing	10.3
Transportation	2.9
Other	7.4

100.0%

(1)	As of 2003.

Source:	Regional Economic Information System Bureau of Economic Analysis.

Table 2.4 provides a listing of the major employers in the Pioneer Valley. The identity of the major employers underscores the economic diversity, including health care, insurance/finance, government and manufacturing. In addition to these large employers, there are numerous smaller employers in the Pioneer Valley including a wide variety of small manufacturing businesses, many of which produce defense related products. Likewise, there are many service-oriented firms providing services to the colleges, their students. It is these smaller businesses which the Bank has targeted in its marketing efforts.

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Table 2.4

Chicopee Savings Bank

Top Ten Largest Employers in Hampden County as of 2004

Employer	City	Full-Time Employees
Baystate Health System	Springfield	9,328
U.S. Postal Service	Springfield	4,255
MassMutual Financial Group	Springfield	4,000
Big Y Supermarkets	Springfield	3,672
Sisters of Providence Health System	Springfield	2,765
Hasbro Games/Milton Bradley	East Longmeadow	1,634
Verizon	Springfield	1,400
Center for Human Development/Behavioral	Springfield	1,045
Westover Air Base	Chicopee	1,000
Top-Flite	Chicopee	925

Source:	Regional Employment Board of Hampden County.

Table 2.5 displays recent unemployment trends for the markets served by the Bank. Overall, unemployment rates in the MSA are above the state average but comparable to the national average, reflecting the higher unemployment rates in inner city Springfield (Hampden County). Importantly, unemployment rates have been increasing modestly over the past year contrary to the more favorable national trend.

Table 2.5

Chicopee Savings Bank

Market Area Unemployment Trends

Region	Dec. 2004 Unemployment	Dec. 2005 Unemployment
United States	5.4%	4.9%
Massachusetts	4.2	4.5
Springfield MSA	4.5	5.0
Hampden County	4.9	5.5

Source:	U.S. Bureau of Labor Statistics.

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Competition

Several large bank holding companies maintain a significant local presence, and provide the Bank with strong competition in both the consumer and commercial markets. These institutions compete primarily by offering a widespread office network and broad product lines. In particular, Bank of America, TD Banknorth, Citizens and Sovereign have been among the most significant out-of-market competitors in the Springfield area. The Bank’s marketing strategy versus these companies has generally been to present itself as the local independent alternative to these larger out-of-market institutions. In particular, the Bank emphasizes the consistent quality service it provides as well as the ability to have credit decisions made locally on an expedited basis.

As of June 30, 2004, the Bank maintained a strong market presence with 4.4 percent deposit market share, ranking it tenth in Hampden County behind larger institutions such as Bank of America and Banknorth. The Bank developed its operating strategy which capitalizes on its local orientation. In addition, recognizing the adverse population trends, the Bank has incorporated into its operating strategy the addition of commercial products and services as well as expanded consumer products and services. The results of these strategic initiatives has been an increased market share, particularly in comparison to the larger financial institutions headquartered out of market. At the same time, the Bank enjoys greater size, resources, and more convenient branch locations to compete effective against the many smaller community-oriented banking institutions operating in its markets.

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Table 2.6

Chicopee Savings Bank

Largest Competitors in the Hampden County Market

(Based on Deposit Data as of June 30, 2004)

Institution	No. of Offices	Deposits	Market Share
		($000)
Bank of America	23	$1,107,602	17.04%
Banknorth National Assn.	21	1,025,828	15.78
Westfield Savings Bank	10	620,965	9.55
United Bank	10	583,963	8.98
Peoples Bank	6	466,222	7.17
Citizens Bank of Massachusetts (1)	17	447,085	6.88
West Bank	14	425,049	6.54
Woronoco Savings Bank	8	422,875	6.51
Hampden Bank	6	317,335	4.88
Chicopee Savings Bank	5	284,911	4.38
Country Bank for Savings	5	246,505	3.79
Bank of Western Massachusetts	4	207,212	3.19
Sovereign Bank	4	169,883	2.61
Monson Savings Bank	3	135,297	2.08
Ware Coop Bank	1	18,580	0.29
North Brookfield SB	1	8,869	0.14
BCPBank National Assn.	2	8,258	0.13
Southbridge Savings Bank	1	3,990	0.06

	141	$6,500,429	100.00%

(1)	Reflects the merger with Charter One on a pro forma basis.

Source:	FDIC, SNL Securities, LP.

Market Area Deposit Characteristics

Table 2.7 displays the most recently available deposit market trends in the market area from June 30, 2002 to June 30, 2005. The data reflects that the overall deposit market has been expanding over the last several years in Hampden County as the balance of total deposits has increased at a 6.3 percent annual pace, while the balance of deposits increased at a 3.9 percent annual rate for the state overall. Deposit growth for the Bank has been only modestly lower than the market overall and thus, the Bank has maintained a 4.4% share of the Hampden County deposit market. Importantly, these figures do not include credit union deposits which are in excess of one-half billion in the market.

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Table 2.7

Chicopee Savings Bank

Deposit Summary

	As of June 30,
	2002			2005			Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Growth Rate
							2002-2005
	(Dollars in Thousands)						(%)
State of Massachusetts	$153,346,342	100.0%	2,045	$172,204,954	100.0%	2,131	3.9%
Commercial Banks	91,843,931	59.9%	911	107,872,566	62.6%	1,025	5.5%
Savings Institutions	61,502,411	40.1%	1,134	64,332,388	37.4%	1,106	1.5%
Hampden County	$6,107,072	100.0%	133	$7,340,973	100.0%	143	6.3%
Commercial Banks	3,116,470	51.0%	76	3,819,290	52.0%	80	7.0%
Savings Institutions	2,990,602	49.0%	57	3,521,683	48.0%	63	5.6%
Chicopee SB	251,885	4.1%	4	299,725	4.1%	6	6.0%

Source: FDIC.

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of CSB’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of CSB is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to CSB, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 140 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will

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be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since CSB will be a full public company upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected twelve institutions with characteristics similar to those of CSB. In the selection process, we applied two “screens” to the universe of all public companies:

•	Screen #1. New England institutions with assets between $100 million and $1 billion and a positive return on equity (“ROE”) of less than 15%. Eight companies met the criteria for Screen #1 and six were included in the Peer Group: Central Bancorp of Massachusetts, LSB Corp. of Massachusetts, Hingham Institution for Savings of Massachusetts, MassBank Corp. of Massachusetts, Mayflower Co-Op Bank of Massachusetts and NH Thrift Bancshares of New Hampshire. Benjamin Franklin Bancorp and Legacy Bancorp, both based in Massachusetts, were excluded from the Peer Group due to the recency of their respective conversion offerings which were completed in April 2005 and October 2005, respectively. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.

•	Screen #2. New York, New Jersey and eastern Pennsylvania institutions with assets between $100 million and $1 billion and a positive return on equity ratio of less than 15%. Eight companies met the criteria for Screen #2 and six were included in the Peer Group: Elmira Savings Bank of New York, First Keystone Financial of Pennsylvania, Harleysville Savings Financial Corp. of Pennsylvania, Pamrapo Bancorp, Inc. of New Jersey, Synergy Financial Group of New Jersey and TF Financial Corp. of Pennsylvania. American Bancorp of New Jersey and Rome Bancorp of New York were excluded from the Peer Group due to the recency of their respective conversion transactions, which were completed in October 2005 and April 2005, respectively. Carver Bancorp of New York was excluded from the Peer Group due to its unique customer base. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded New Jersey, New York and Pennsylvania thrifts.

Table 3.1 shows the general characteristics of each of the 12 Peer Group companies. While there are expectedly some differences between the Peer Group companies and CSB, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of CSB’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

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Table 3.1

Peer Group of Publicly-Traded Thrifts

February 17, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strategy(2)	Total Assets		Offices	Fiscal Year	Conv. Date	Stock Price	Market Value
										($)	($Mil)
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	$974		18	12-31	01/04	$12.93	$149
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Reading, MA	Thrift	$899		15	12-31	05/86	$33.62	$146
HARL	Harleysville Savings Fin. Corp. of PA	NASDAQ	Southeastern PA	Thrift	$767		5	09-30	08/87	$17.38	$68
THRD	TF Financial Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	$661		14	12-31	07/94	$30.00	$87
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	$646		9	12-31	11/89	$20.05	$100
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	$635	S	17	12-31	05/86	$15.20	$64
HIFS	Hingham Inst. For Savings of MA (3)	NASDAQ	Hingham, MA	Thrift	$628		8	12-31	12/88	$39.35	$83
CEBK	Central Bancorp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	$537		10	03-31	10/86	$29.25	$47
LSBX	LSB Corp. of Northern Andover MA (3)	NASDAQ	North Andover, MA	Thrift	$522		7	12-31	05/86	$17.60	$79
FKFS	First Keystone Financial, Inc. of PA	NASDAQ	Southeastern PA	Thrift	$515		8	09-30	01/95	$19.52	$40
ESBK	Elmira Savings Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	$333		6	12-31	03/85	$25.97	$31
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Middleboro, MA	Thrift	$240	S	6	04-30	12/87	$13.50	$28

NOTES: (1)	Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).

(2)	Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.

(3)	BIF-insured savings bank institution.

Source:	Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

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A summary description of the key characteristics of each of the Peer Group companies is detailed below.

•	Central Bancorp of Massachusetts. Central Bancorp has $537 million of total assets and operates through 10 offices in eastern Massachusetts. Central Bancorp was selected for the Peer Group owing to its Massachusetts location, comparable size of the branch network, moderate level operating returns, both in terms of the ROA and ROE measures, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.

•	Elmira Savings Bank of New York. Elmira Savings Bank has $333 million in total assets and maintains a total of 6 branches in the southern tier of the State of New York and in northern Pennsylvania. Elmira Savings Bank was selected for the Peer Group based on the comparable size of the branch network, comparable interest-earning asset composition, comparable interest-bearing funding composition, strong net interest margin, above average level of operating expenses, and owing to its lending diversification with respect to its emphasis on commercial real estate/multi-family loans as well as its favorable credit quality measures.

•	First Keystone Financial, Inc. of Pennsylvania. First Keystone reported total assets of $515 million and operates through a total of 8 branch offices in the Philadelphia metropolitan area. First Keystone was selected for the Peer Group owing to the comparable size of branch network and the comparatively moderate operating returns in terms of its ROA and ROE measures. First Keystone’s loan and MBS portfolio included a comparatively high ratio of residential mortgage loans and MBS and NPA’s were above the Peer Group average.

•	Harleysville Savings Financial Corp. of Pennsylvania. Harleysville Savings Financial Corp. reported total assets of $767 million and operates through 5 branch offices in the Philadelphia metropolitan area. Earnings are moderate and below the Peer Group average enhancing the comparability to the Bank. The balance sheet composition reflected a comparatively high level of investments and borrowings reflecting a wholesale leveraging strategy. Earnings are below the Peer Group average reflecting its comparatively thin net interest margin while the loan portfolio reflects a significant level of diversification into multi-family and commercial mortgage loans.

•	Hingham Institution for Savings of Massachusetts. Hingham Institution for Savings reported total assets equal to $628 million and operates through a total of 8 branches in eastern Massachusetts. Hingham Institution reported a comparatively high ratio of loans/assets which translated into a strong net interest margin in comparison to the Peer Group average. Lending diversification is primarily achieved in commercial and multi-family mortgage lending which enhances the comparability to the Bank. The asset quality ratios reflect a low balance of NPAs and loan chargeoffs have been comparatively limited over the last 12 months.

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•	LSB Corp. of Massachusetts. LSB Corp. reported $522 million of total assets generated through a branch network of 7 offices in eastern Massachusetts and southeastern New Hampshire. Earnings approximate the Peer Group average while the balance sheet composition reflects a comparatively high level of investments and borrowings reflecting a wholesale leveraging strategy. Residential mortgage loans including MBS make up the largest segment of the loan portfolio with moderate diversification in commercial and multi-family mortgage lending. The asset quality ratios reflect a limited balance of NPAs and loan chargeoffs have been limited over the last 12 months.

•	MassBank Corp. of Massachusetts. MassBank reported $899 million of total assets generated through a branch network of 15 offices in eastern Massachusetts. MassBank’s assets reflect the lowest ratio of loans in comparison to any Peer Group company on an individual basis, while deposits constitute the majority of funding liabilities. The ROA is comparable to the Peer Group average as a modest net interest margin is offset by a comparatively low operating expense ratio. The loan portfolio is primarily comprised of residential mortgage loans and asset quality measures are relatively favorable.

•	Mayflower Co-operative Bank of Massachusetts. Mayflower Cooperative Bank reported total assets of $240 million and operates through 6 branch offices in eastern Massachusetts. Mayflower Co-operative was selected for the Peer Group due to comparable asset size, strong net interest margin, relatively low earnings contribution from non-interest operating income and favorable credit quality measures.

•	New Hampshire Thrift Bancshares of New Hampshire. New Hampshire Thrift Bancshares reported total assets of $635 million and operates through 17 branch offices in central New Hampshire. New Hampshire Thrift Bancshares’ balance sheet was relatively comparable to the Bank’s with assets primarily invested in loans funded by deposits. Earnings were modestly above the Peer Group average and the loan portfolio reflected an emphasis on mortgage lending, including residential mortgage loans and, to a lesser extent, commercial and multi-family mortgages.

•	Pamrapo Bancorp of New Jersey. Pamrapo Bancorp reported $646 million of total assets generated through a branch network of 9 offices in northern New Jersey. Pamrapo Bancorp’s balance sheet was relatively comparable to the Bank’s with assets primarily invested in loans funded by deposits. Earnings exceeded all the other Peer Group companies on an individual basis primarily reflecting the benefit of a strong net interest margin, primarily generated through a loan portfolio which was invested in residential and commercial mortgage loans, and various other commercial and consumer non-mortgage loans.

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•	TF Financial Corp. of Pennsylvania. TF Financial Corp. reported $661 million of total assets generated through a branch network of 14 offices in Pennsylvania and New Jersey within the Philadelphia metropolitan area. TF Financial’s balance sheet was relatively comparable to the Bank’s with assets primarily invested in loans funded by deposits. Earnings were above the Peer Group average reflecting in part, the high ratio of loans whose largest component was residential mortgage loans. Asset quality ratios were also favorable, both in terms of the ratio of NPAs/Assets and the reserve coverage ratio.

•	Synergy Financial Group of New Jersey. Synergy Financial Group reported $974 million of total assets generated through a branch network of 18 offices in central New Jersey. Synergy Financial was selected for the Peer Group due to completion of second-step conversion in January 2004, moderate return on assets, relatively low earnings contribution from non-interest operating income, relatively low ROE and favorable credit quality measures.

In aggregate, the Peer Group companies maintain a lower level of capital as the industry average (8.33% of assets versus 11.06% for all public companies), generate a slightly higher level of earnings as a percent of average assets (0.75% ROAA versus 0.71% for all public companies), and generate a modestly higher ROE (7.36% ROE versus 9.12% for all public companies). Overall, the Peer Group’s average P/B ratio and average P/E multiples were modestly below the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,712	$613
Market Capitalization ($Mil)	$391	$77
Equity/Assets (%)	11.06%	8.33%
Return on Average Assets (%)	0.71	0.75
Return on Average Equity (%)	7.36	9.12

Pricing Ratios (Averages)(1)
Price/Earnings (x)	19.48x	16.42	x
Price/Book (%)	152.08%	144.66%
Price/Assets (%)	16.73	12.06

(1)	Based on market prices as of February 17, 2006.

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Ideally, the Peer Group companies would be comparable to CSB in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to CSB, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for CSB and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s and the Peer Group’s ratios reflect balances as of December 31, 2005, unless indicated otherwise for the Peer Group companies. CSB’s equity-to-assets ratio of 11.1% was above the Peer Group’s average net worth ratio of 8.3%. All of the Bank’s equity consisted of tangible equity while intangibles maintained by the Peer Group equaled 0.3% of assets, translating into a tangible equity-to-assets ratio of 8.1% on average for the Peer Group. The Bank’s pro forma tangible capital position will increase with the addition of stock proceeds. The increase in CSB’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will also result in a lower return on equity. Both the Bank’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The Bank’s asset composition reflects a moderately higher concentration of loans to assets, at 80.7% versus a 61.4% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Bank was lower than for the Peer Group (13.3% of assets versus 35.0% for the Peer Group). Overall, the Bank’s interest-earning assets (“IEA”) approximated 94.0% of assets, which was below the comparative Peer Group ratio of 96.4%. The Bank’s comparatively modest IEA ratio reflects, in part, the significant investment in BOLI by the Bank, which is a non-interest earning investment. On a pro forma basis, the Bank’s IEA disadvantage is expected to diminish as the net proceeds are reinvested into IEA.

CSB’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s. The Bank’s deposits equaled 75.4% of assets, which was above the Peer Group average of 69.2%. Comparatively, borrowings accounted for a lower portion of the Bank’s interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 12.7% and 20.9% for CSB and the Peer Group, respectively. Total interest-bearing liabilities maintained as a percent of assets equaled 88.1% for the Bank, versus 90.7% for the Peer Group.

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Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of December 31, 2005

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash & Equiva- lents	MBS & Invest	Loans	Deposits	Borro- wed Funds	Subd. Debt	Net Worth	Good- will & Intang	Tng Net Worth	MEMO: Pref. Stock	Assets	MBS, Cash & Inves- tments	Loans	Deposits	Borrows. & Sub- debt	Net Worth	Tng Net Worth	Tang- ible	Core	Reg. Cap.
Chicopee Savings Bank
December 31, 2005	4.5%	8.8%	80.7%	75.4%	12.7%	0.0%	11.1%	0.0%	11.1%	0.0%	11.13%	-17.88%	12.18%	5.08%	87.99%	3.05%	3.05%	11.27%	11.27%	13.83%
All Public Companies
Average	3.7%	22.8%	68.4%	67.0%	19.9%	0.8%	10.9%	1.1%	9.9%	0.0%	10.52%	1.00%	13.80%	9.66%	8.97%	2.87%	1.88%	9.59%	9.42%	16.80%
Medians	2.9%	19.8%	70.9%	68.5%	19.3%	0.0%	9.5%	0.3%	8.4%	0.0%	6.76%	-3.84%	10.68%	5.94%	5.81%	1.61%	1.37%	8.63%	8.43%	13.91%
State of MA
Averages	4.8%	29.4%	61.6%	68.6%	17.1%	0.3%	13.3%	1.1%	12.2%	0.0%	13.24%	9.87%	14.19%	12.05%	13.07%	1.53%	3.04%	13.14%	11.12%	18.08%
Medians	2.8%	23.1%	69.6%	67.4%	18.6%	0.0%	12.1%	0.1%	11.5%	0.0%	5.39%	4.54%	10.42%	3.25%	13.12%	0.99%	1.02%	14.48%	10.46%	14.89%
Comparable Group
Averages	3.5%	31.5%	61.4%	69.2%	20.9%	0.7%	8.3%	0.3%	8.1%	0.0%	3.67%	-7.34%	8.94%	3.94%	9.02%	1.71%	2.00%	8.05%	8.22%	14.90%
Medians	2.3%	29.8%	64.6%	69.9%	20.2%	0.0%	7.7%	0.1%	7.7%	0.0%	4.97%	-10.21%	8.89%	4.02%	5.81%	2.33%	2.63%	7.99%	7.98%	14.22%
Comparable Group
CEBK Central Bancorp of Somerville MA	1.5%	19.9%	76.4%	67.0%	24.1%	1.0%	7.3%	0.4%	6.9%	0.0%	5.39%	-11.36%	10.53%	14.39%	-12.29%	1.05%	1.11%	N.M.	8.01%	13.05%
ESBK Elmira Savings Bank, FSB of NY	2.5%	32.2%	61.3%	72.5%	19.8%	0.0%	6.8%	0.1%	6.7%	0.0%	4.50%	4.44%	4.57%	-2.75%	47.21%	2.29%	2.83%	7.20%	7.20%	13.15%
FKFS First Keystone Financial, Inc. of PA	3.8%	30.8%	59.6%	68.6%	20.5%	4.2%	5.4%	0.0%	5.4%	0.0%	-9.50%	-24.61%	0.73%	2.96%	-32.96%	-5.97%	-5.97%	9.00%	9.00%	15.40%
HARL Harleysville Savings Fin. Corp. of PA	1.0%	48.4%	47.7%	56.0%	37.0%	0.0%	6.3%	0.0%	6.3%	0.0%	5.46%	3.93%	7.24%	5.08%	5.80%	6.60%	6.60%	N.M.	6.30%	14.01%
HIFS Hingham Inst. For Savings of MA	2.9%	16.3%	77.7%	58.0%	33.7%	0.0%	7.7%	0.0%	7.7%	0.0%	14.84%	6.71%	17.47%	8.88%	28.63%	9.33%	9.33%	N.M.	N.M.	13.60%
LSBX LSB Corp. of No. Andover MA	2.0%	51.8%	44.2%	58.1%	29.4%	0.0%	11.5%	0.0%	11.5%	0.0%	0.64%	0.80%	0.79%	1.33%	-2.47%	3.60%	3.60%	N.M.	11.34%	20.34%
MASB MassBank Corp. of Reading MA	19.8%	52.2%	25.0%	87.3%	0.0%	0.0%	11.7%	0.1%	11.6%	0.0%	-7.94%	-9.42%	-4.43%	-7.62%	N.M.	-4.32%	-4.36%	N.M.	N.M.	N.M.
MFLR Mayflower Co-Op. Bank of MA (1)	2.8%	37.9%	55.4%	83.3%	8.5%	0.0%	7.7%	0.0%	7.7%	0.0%	4.82%	3.69%	4.99%	5.83%	-0.65%	0.73%	0.80%	N.M.	7.95%	14.42%
NHTB NH Thrift Bancshares of NH (1)	3.1%	18.8%	72.4%	72.4%	15.5%	3.2%	7.2%	1.9%	5.3%	0.0%	6.54%	-11.01%	13.15%	7.49%	2.95%	6.98%	9.73%	7.80%	7.80%	N.M.
PBCI Pamrapo Bancorp, Inc. of NJ	1.3%	28.9%	67.8%	73.4%	16.5%	0.0%	9.1%	0.0%	9.1%	0.0%	0.97%	-16.17%	10.73%	-3.14%	19.49%	6.35%	6.35%	8.18%	8.18%	15.25%
SYNF Synergy Financial Group of NJ	0.7%	19.9%	75.3%	62.3%	27.4%	0.0%	9.8%	0.1%	9.7%	0.0%	13.15%	-23.41%	30.53%	12.54%	25.51%	-8.45%	-8.42%	N.M.	N.M.	N.M.
THRD TF Financial Corp. of Newtown PA	0.6%	20.6%	74.2%	71.2%	18.3%	0.0%	9.5%	0.7%	8.8%	0.0%	5.13%	-11.66%	11.03%	2.31%	18.02%	2.38%	2.42%	N.M.	N.M.	N.M.

(1)	Financial information is for the quarter ending September 30, 2005.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP® Financial, LC.

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A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group’s IEA/IBL ratio of 106.3% is slightly below the Bank’s IEA/IBL ratio of 106.7%. The additional capital realized from stock proceeds should support an increase in CSB’s IEA/IBL ratio, as the capital realized from CSB’s stock offering will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, based on the Bank’s and the Peer Group’s annual growth for the twelve months ended December 31, 2005, unless indicated otherwise for the Peer Group companies. CSB posted higher annual asset growth than the Peer Group, at 11.13% and 3.67%, respectively. The Bank’s comparatively faster growth is attributable primarily to retail loan growth as the Bank sought to increase the investment in commercial mortgage loans. The foregoing growth strategy is evidenced by data showing that the Bank’s loan portfolio increased by 12.18% as compared to growth of 8.94% for the Peer Group over the same period. Comparatively, the Bank’s cash and investments portfolio diminished over the most recent twelve month period by 17.88% as compared to a reduction of 7.91% for the Peer Group while over the same time period.

The growth rate of deposits approximated the Peer Group average and was comparatively modest in comparison to the asset growth rate. Specifically, deposits increased at a 5.08% rate for CSB, which was only slightly higher than the 3.94% rate of growth posted by the Peer Group. Borrowings increased at a comparatively faster rate for both CSB and the Peer Group, equaling 87.99% and 8.63%, respectively.

Capital growth rates posted by the Bank and the Peer Group equaled 3.1% and 1.7%, respectively. The Bank’s comparatively modest capital growth rate is reflective of its moderate ROA and ROE measures. The Peer Group’s more limited equity growth, notwithstanding favorable profitability, reflects the adoption of dividend and capital management strategies. On a

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post-offering basis, the Bank’s capital growth rate is expected to decline due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

Income and Expense Components

CSB and the Peer Group reported net income to average assets ratios of 0.38% and 0.76%, respectively (see Table 3.3), based on earnings for the twelve months ended December 31, 2005, unless indicated otherwise for the Peer Group companies. The Bank maintained earnings advantages in the areas of net interest incomes, which was more than offset by the Peer Group’s lower level of operating expenses and slightly higher level of non-interest operating income. Loan loss provisions were a comparable factor in the Bank’s and the Peer Group’s earnings.

The Bank’s interest income and interest expense ratios relative to average assets were more favorable in comparison to the Peer Group, resulting in a stronger net interest income ratio. The Bank’s higher interest income ratio was the result of its higher yield on interest-earning assets (5.45% versus 5.19% for the Peer Group) and may likely be reflective of the higher ratio of loans-to-assets for CSB. Additionally, the Bank’s higher yields may also be the result of its greater investment in higher yielding commercial mortgage and C&I loans. The Bank’s lower interest expense ratio, 1.86% versus 2.13% of average assets for the Peer Group, reflects the Bank’s higher capital ratio (i.e., the Bank funds a operations out of cost-free capital to a greater extent), and more limited use of higher cost borrowed funds. CSB’s interest expense ratio is expected to diminish on a pro forma basis, as the Conversion proceeds will represent interest-free funds for the Bank. Overall, the Bank’s net interest income ratio of 3.19% compared favorably to the Peer Group average of 2.88%.

In another key area of core earnings, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group recorded operating expense to average assets ratios of 2.98% and 2.11%, respectively. The Bank’s higher level of operating expenses can in part be attributed to the higher personnel needs that result from a funding composition with comparatively higher and lower concentrations of deposits and borrowings, respectively, relative to the Peer Group’s funding composition.

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Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended December 31, 2005

	Net Income	Net Interest Income				NII After Provis.	Other Income			Total Other Income	G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		Income	Expense	NII	Loss Provis. on IEA		Loan Fees	R.E. Oper.	Other Income		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread
Chicopee Savings Bank
December 31, 2005	0.38%	5.05%	1.86%	3.19%	0.03%	3.16%	0.00%	0.00%	0.37%	0.37%	2.98%	0.00%	0.03%	0.00%	5.46%	2.29%	3.17%	$3,745	35.25%
All Public Companies
Averages	0.68%	4.77%	1.85%	2.92%	0.11%	2.81%	0.05%	0.00%	0.67%	0.72%	2.43%	0.05%	0.03%	0.00%	5.44%	2.56%	2.88%	$5,680	34.21%
Medians	0.76%	5.13%	2.21%	2.95%	0.07%	2.83%	0.00%	0.00%	0.57%	0.58%	2.39%	0.00%	0.01%	0.00%	5.41%	2.57%	2.97%	$4,487	34.31%
State of MA
Averages	0.40%	4.93%	1.96%	2.98%	0.06%	2.91%	0.02%	0.00%	0.82%	0.83%	2.19%	0.03%	-0.35%	0.00%	5.14%	2.27%	2.87%	$5,243	36.22%
Medians	0.76%	5.02%	1.95%	3.06%	0.04%	2.96%	0.00%	0.00%	0.39%	0.40%	2.31%	0.00%	0.00%	0.00%	5.24%	2.31%	2.91%	$4,006	36.89%
Comparable Group
Averages	0.76%	5.00%	2.13%	2.88%	0.06%	2.81%	0.01%	0.00%	0.40%	0.41%	2.11%	0.01%	0.00%	0.00%	5.19%	2.34%	2.85%	$5,637	36.15%
Medians	0.78%	5.05%	2.07%	3.11%	0.03%	3.07%	0.00%	0.00%	0.35%	0.39%	2.23%	0.00%	0.02%	0.00%	5.26%	2.26%	3.05%	$4,502	36.95%
Comparable Group
CEBK Central Bancorp of Somerville MA	0.56%	5.64%	2.50%	3.14%	0.03%	3.11%	0.00%	0.00%	0.30%	0.30%	2.58%	0.00%	0.06%	0.00%	5.75%	2.72%	3.03%	$4,006	31.25%
ESBK Elmira Savings Bank, FSB of NY	0.86%	5.20%	2.03%	3.17%	0.05%	3.12%	0.00%	0.00%	0.73%	0.73%	2.61%	0.03%	-0.13%	0.00%	5.41%	2.20%	3.22%	$3,876	38.61%
FKFS First Keystone Financial, Inc. of PA	0.10%	4.91%	2.86%	2.05%	0.32%	1.72%	0.00%	0.00%	0.47%	0.48%	2.32%	0.00%	0.15%	0.00%	5.19%	3.05%	2.14%	$4,999	N.M.
HARL Harleysville Savings Fin. Corp. of PA	0.64%	4.88%	3.16%	1.72%	-0.01%	1.73%	0.00%	0.00%	0.18%	0.18%	1.06%	0.00%	0.01%	0.00%	5.03%	3.40%	1.64%	$9,704	24.68%
HIFS Hingham Inst. For Savings of MA	1.05%	5.19%	2.12%	3.08%	0.04%	3.04%	0.00%	0.00%	0.27%	0.27%	1.63%	0.00%	0.00%	0.00%	5.37%	2.31%	3.06%	$7,853	37.43%
LSBX LSB Corp. of No. Andover MA	0.78%	4.77%	2.17%	2.60%	0.00%	2.60%	0.03%	0.01%	0.66%	0.69%	2.07%	0.00%	-0.41%	0.00%	4.87%	2.46%	2.41%	N.M.	55.45%
MASB MassBank Corp. of Reading MA	0.78%	3.92%	1.61%	2.30%	-0.01%	2.31%	0.00%	0.00%	0.14%	0.14%	1.33%	0.00%	0.05%	0.00%	4.03%	1.85%	2.18%	N.M.	34.12%
MFLR Mayflower Co-Op. Bank of MA (1)	0.79%	5.04%	1.69%	3.34%	0.04%	3.31%	0.06%	0.00%	0.32%	0.38%	2.57%	0.01%	0.14%	0.00%	5.23%	1.85%	3.39%	$3,868	37.00%
NHTB NH Thrift Bancshares of NH (1)	0.85%	4.51%	1.29%	3.22%	0.00%	3.22%	0.00%	0.00%	0.57%	0.57%	2.46%	0.00%	0.07%	0.00%	4.77%	1.42%	3.35%	N.M.	36.95%
PBCI Pamrapo Bancorp, Inc. of NJ	1.24%	5.67%	1.93%	3.74%	0.02%	3.72%	0.02%	0.00%	0.35%	0.38%	2.10%	0.00%	0.02%	0.00%	5.78%	2.14%	3.64%	$6,947	38.62%
SYNF Synergy Financial Group of NJ	0.49%	5.06%	2.36%	2.70%	0.20%	2.50%	0.00%	0.00%	0.42%	0.42%	2.14%	0.01%	0.00%	0.00%	5.28%	2.67%	2.62%	N.M.	36.30%
THRD TF Financial Corp. of Newtown PA	0.95%	5.26%	1.79%	3.47%	0.08%	3.39%	0.06%	0.00%	0.34%	0.40%	2.48%	0.02%	0.02%	0.00%	5.51%	2.00%	3.51%	$3,844	27.21%

(1)	Financial information is for the quarter ending September 30, 2005.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP® Financial, LC.

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Page 3.12

Additionally, the Bank has added staff to support implementation of business plan growth strategies. Consistent with the Bank’s higher operating expense ratio, CSB maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.7 million for the Bank, versus a comparable measure of $5.6 million for the Peer Group.

Non-interest operating income is a relatively comparable contributor to CSB’s earnings relative to the Peer Group, at 0.37% and 0.41%, respectively. The relatively low earnings contribution realized from non-interest operating income realized by both the Bank and the Peer Group is indicative of their emphasis on mortgage lending and limited diversification into areas that generate revenues from non-interest sources.

CSB’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 83.5% is less favorable than the Peer Group’s ratio of 64.1%, reflecting the Bank’s comparatively weaker core earnings position. On a post-offering basis, the Bank’s efficiency ratio may improve marginally over the short term while management expects more significant long-term improvement as the proceeds and infrastructure investments are leveraged.

Loan loss provisions had a similar impact on CSB’s and the Peer Group’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.03% and 0.06% of average assets, respectively. The relatively minor impact of loan loss provisions on the Bank’s and the Peer Group’s earnings were indicative of their generally favorable credit quality measures and low risk lending strategies.

Gains and losses from the sale of assets had a similar impact on the Bank’s earnings for the twelve month period shown in Table 3.3, as the Bank reported net gains equal to 0.03% of average assets while gains reported by the Peer Group averaged to zero. Gains reported by the Bank and the Peer Group were largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and interest rate conditions, and, thus are not viewed as being a recurring source of income, and thus will be excluded from the calculation of the valuation earnings base.

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The effective tax rates for the Bank and the Peer Group were similar, equaling 35.25% for the Bank and averaging 36.15% for the Peer Group.

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for other and risk weighted assets. The information presented for the Bank and the Peer Group reflect data as of December 31, 2005, unless otherwise indicated for the Peer Group companies. In comparison to the Peer Group, the Bank’s loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (33.1% of assets versus 53.9% for the Peer Group). In this regard, the Bank’s investment in MBS equaled only 2.0% of assets as compared to an average of 18.3% for the Peer Group while the investment in 1-4 family mortgage loans totaled 31.1% for the Bank, which was below the average of 35.6% of assets for the Peer Group.

Diversification into higher risk types of lending was more significant for the Bank than the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (31.0% of assets), followed by non-mortgage C&I loans (9.9%). By comparison, commercial real estate/multi-family mortgage loans represented 17.0% of the Peer Group’s assets while non-mortgage C&I loans equaled 2.8% of total loans. Both consumer and construction loans accounted for a relatively small portion of the respective loan portfolios of the Bank and the Peer Group companies on average. The Bank’s more significant diversification into higher risk types of loans translated into a higher risk-weighted assets-to-assets ratio of 85.0%, as compared to the Peer Group’s average ratio of 58.3%.

Credit Risk

The Bank’s credit risk exposure appears to be comparable relative to the Peer Group’s, on average, based on the ratios of NPAs and reserves as a percent of NPAs. As shown in Table 3.5, the Bank’s ratio of NPAs and accruing loans that are more than 90 days past due equaled 0.19% of assets, which fell between the Peer Group average and median of 0.19% and 0.06%, respectively. The Bank did not have an REO while REO was nominal for the Peer Group, equal to 0.02% of assets. The Bank maintained a higher level of loss reserves as a percent of non-performing loans (353.94% versus 288.6% for the Peer Group, although complete financial data was available for only three of the twelve Peer Group companies in this regard). Chargeoffs were minimal for both the Bank and the Peer Group.

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Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of December 31, 2005

	Portfolio Composition as a Percent of Assets
Institution	MBS	1-4 Family	Constr. & Land	Multi- Family & Comm. RE Mtg. Loans(1)	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Chicopee Savings Bank	1.96%	31.09%	4.54%	31.00%	9.86%	4.63%	84.96%	$60,779	$426
All Public Companies
Averages	12.28%	36.78%	6.44%	17.43%	2.94%	3.84%	61.19%	$1,028,592	$11,042
Medians	10.56%	35.81%	3.86%	14.45%	0.92%	2.60%	61.42%	$39,996	$143
State of MA
Averages	13.18%	30.02%	3.76%	20.86%	3.12%	3.60%	59.32%	$41,336	$161
Medians	13.16%	31.67%	3.97%	18.19%	0.43%	2.19%	62.06%	$38,981	$46
Comparable Group
Averages	18.27%	35.60%	3.21%	17.00%	2.81%	2.15%	58.25%	$46,321	$306
Medians	18.16%	34.61%	3.43%	14.45%	0.33%	1.62%	60.66%	$9,747	$54
Comparable Group
CEBK Central Bancorp of Somerville MA	7.76%	31.67%	4.42%	39.78%	0.18%	1.03%	68.92%	$294	$0
ESBK Elmira Savings Bank, FSB of NY	17.20%	31.14%	0.75%	10.48%	8.90%	9.51%	59.76%	$76,689	$507
FKFS First Keystone Financial, Inc. of PA	22.18%	37.55%	4.41%	14.02%	0.27%	3.04%	62.74%	$61,419	$288
HARL Harleysville Savings Fin. Corp. of PA	34.57%	46.58%	0.57%	0.64%	0.16%	0.00%	46.60%	$4,730	$0
HIFS Hingham Inst. For Savings of MA	2.43%	40.70%	3.23%	31.05%	0.06%	0.02%	62.06%	$1,084	$0
LSBX LSB Corp. of No. Andover MA	28.60%	13.55%	4.08%	23.88%	0.10%	2.18%	61.11%	$38,981	$279
MASB MassBank Corp. of Reading MA	14.78%	25.21%	0.10%	0.11%	0.26%	0.03%	30.77%	$298	$0
MFLR Mayflower Co-Op. Bank of MA (2)	20.97%	31.25%	9.01%	12.57%	1.13%	2.06%	60.22%	$59,121	$447
NHTB NH Thrift Bancshares of NH (2)	9.51%	48.60%	3.63%	14.89%	2.22%	3.72%	66.83%	$298,038	$2,039
PBCI Pamrapo Bancorp, Inc. of NJ	27.21%	43.35%	1.75%	21.03%	0.39%	0.74%	56.30%	$437	$0
SYNF Synergy Financial Group of NJ	19.13%	24.96%	0.84%	23.83%	19.60%	2.26%	70.09%	$0	$0
THRD TF Financial Corp. of Newtown PA	14.95%	52.61%	5.74%	11.77%	0.47%	1.19%	53.62%	$14,763	$107

(1)	Multi-family mortgage loans represent only 2.9% of total assets.

(2)	Financial information is for the quarter ending September 30, 2005.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP® Financial, LC.

RP® Financial, LC.

Page 3.15

The Bank maintains allowances for loan and lease losses (“ALLL”) to total loans which approximated the Peer Group average. Specifically, the ratio of reserves to total loans equaled 0.83% for the Bank versus an average and median ratio for the Peer Group equal to 0.88% and 0.82%, respectively. The Bank’s favorable history with respect to its credit quality suggests that the reserve coverage ratios in comparison to the Peer Group are appropriate. However, at the same time, the Bank’s credit risk profile has increased over the last couple of years with the more active commercial mortgage and C&I lending activity, many of which involve relatively large loan relationships. For example, the largest loan relationship as of December 31, 2005, was $5.9 million. While the Bank has a track record with respect to these larger loans, the recent sharp increase poses more uncertainty than historically.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, CSB’s interest rate risk characteristics were considered to be fairly comparable to the Peer Group’s, as the Bank’s higher equity-to-assets ratio was somewhat offset by its higher level of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to provide the Bank with comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for CSB and the Peer Group. In general, there was a slightly greater degree of volatility reflected in the quarterly changes in the Bank’s net interest income ratios, based on the interest rate environment that prevailed during the period covered in Table 3.6. However, the stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, since interest rate sensitive liabilities will be funding a lower portion of the Bank’s assets.

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Page 3.16

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of December 31, 2005 or Most Recent Date Available

Institution	REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans
	(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Chicopee Savings Bank	0.00%	0.19%	0.23%	0.83%	353.94%	353.94%	$27	0.01%
All Public Companies
Averages	0.05%	0.45%	0.52%	0.88%	259.78%	228.78%	$366	0.11%
Medians	0.01%	0.27%	0.35%	0.84%	195.90%	167.39%	$62	0.04%
State of MA
Averages	0.02%	0.09%	0.17%	1.05%	385.05%	475.89%	$149	0.07%
Medians	0.00%	0.08%	0.12%	0.93%	385.05%	439.70%	$52	0.06%
Comparable Group Average
Averages	0.02%	0.19%	0.26%	0.88%	288.57%	335.52%	$37	0.02%
Medians	0.00%	0.06%	0.12%	0.82%	250.20%	269.39%	$8	0.01%
Comparable Group
CEBK Central Bancorp of Somerville MA	0.00%	0.03%	0.04%	0.91%	N.A.	N.A.	$0	0.00%
ESBK Elmira Savings Bank, FSB of NY	0.00%	0.24%	0.37%	1.01%	265.53%	269.39%	$77	0.15%
FKFS First Keystone Financial, Inc. of PA	0.15%	1.12%	1.40%	1.14%	N.A.	59.79%	$41	-0.01%
HARL Harleysville Savings Fin. Corp. of PA	0.00%	0.03%	N.A.	0.53%	N.A.	756.92%	$1	0.00%
HIFS Hingham Inst. For Savings of MA	0.00%	0.12%	0.16%	0.67%	N.A.	439.70%	$0	0.00%
LSBX LSB Corp. of No. Andover MA	0.00%	0.01%	0.01%	1.76%	N.A.	N.A.	$7	0.01%
MASB MassBank Corp. of Reading MA	0.00%	0.03%	0.12%	0.56%	487.55%	469.29%	$0	0.00%
MFLR Mayflower Co-Op. Bank of MA (1)	0.00%	N.A.	N.A.	1.24%	N.A.	N.A.	$0	-0.01%
NHTB NH Thrift Bancshares of NH (1)	0.00%	0.03%	0.04%	0.86%	N.A.	N.A.	$60	0.05%
PBCI Pamrapo Bancorp, Inc. of NJ	0.00%	0.27%	0.28%	0.62%	234.87%	156.05%	$9	0.01%
SYNF Synergy Financial Group of NJ	0.00%	0.06%	0.08%	0.78%	N.A.	N.A.	$142	0.08%
THRD TF Financial Corp. of Newtown PA	0.11%	0.20%	0.12%	0.54%	166.31%	197.48%	$102	-0.04%

(1)	Financial information is for the quarter ending September 30, 2005.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP® Financial, LC.

RP® Financial, LC.

Page 3.17

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of December 31, 2005 or Most Recent Date Available

	Balance Sheet Measures
			Non-Earn.	Quarterly Change in Net Interest Income
	Equity/	IEA/	Assets/
Institution	Assets	IBL	Assets	12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004
	(%)	(%)	(%)	(change in net interest income is annualized in basis points)
Chicopee Savings Bank	11.1%	106.6%	6.1%	2	-16	-14	-5	28	-9
All Public Companies	9.8%	107.6%	5.0%	0	-4	-3	-2	-1	9
State of MA	12.1%	112.0%	4.1%	0	4	-13	0	5	6
Comparable Group Average	8.1%	106.2%	3.7%	-5	-5	-4	-2	0	7
Comparable Group
CEBK Central Bancorp of Somerville MA	6.8%	106.4%	2.0%	N.A.	-1	-3	5	2	20
ESBK Elmira Savings Bank, FSB of NY	7.0%	104.1%	4.1%	N.A.	-10	-3	-4	-12	9
FKFS First Keystone Financial, Inc. of PA	5.4%	99.7%	6.8%	N.A.	1	-10	9	-2	-7
HARL Harleysville Savings Fin. Corp. of PA	6.3%	104.3%	2.9%	-13	-4	-6	2	1	7
HIFS Hingham Inst. For Savings of MA	7.7%	105.6%	3.2%	-17	-13	-8	-5	6	8
LSBX LSB Corp. of No. Andover MA	11.5%	112.0%	2.0%	0	1	-8	-21	7	-5
MASB MassBank Corp. of Reading MA	11.6%	111.1%	3.0%	6	9	9	-2	7	8
MFLR Mayflower Co-Op. Bank of MA (1)	7.7%	104.6%	3.9%	N.A.	1	-8	-2	5	1
NHTB NH Thrift Bancshares of NH (1)	5.3%	103.5%	5.6%	N.A.	-6	-11	1	16	12
PBCI Pamrapo Bancorp, Inc. of NJ	9.1%	109.1%	2.0%	-15	-15	3	0	-7	8
SYNF Synergy Financial Group of NJ	9.7%	107.0%	4.1%	1	-21	8	-8	-12	17
THRD TF Financial Corp. of Newtown PA	8.8%	106.6%	4.6%	1	-1	-9	5	-11	1

(1)	Financial information is for the quarter ending September 30, 2005.

NA=Change is greater than 100 basis points during the quarter.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP® Financial, LC.

RP® Financial, LC.

Page 3.18

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of CSB. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.

Page 4.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine CSB’s estimated pro forma market value of the common stock to be issued in conjunction with the Conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, and adopted by the Division and the FDIC, specify the market value methodology for estimating the pro forma market value of an institution. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing

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pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank’s to-be-issued stock. Throughout the Conversion process, RP Financial will: (1) review changes in CSB’s operations and financial condition; (2) monitor CSB’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the Conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including CSB’s value, or CSB’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such

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Page 4.3

key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of CSB coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strength are noted as follows:

•	Overall A/L Composition. Loans and investments funded by retail deposits were the primary components of the Bank’s and Peer Group’s balance sheets. The Bank’s interest-earning asset composition exhibited a higher concentration of loans with greater diversification into high risk-weight loans, as evidenced by the higher risk-weighted assets/total assets ratio. CSB’s funding composition reflected a modestly higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Bank maintained a slightly lower level of interest-earning assets and a lower level of interest-bearing liabilities compared to the Peer Group, which provided for a slightly higher IEA/IBL ratio for the Bank.

•	Credit Quality. Based on the level of NPAs and reserves, the Bank’s credit quality seems to be similar to more favorable than the Peer Group. However, the Bank’s higher ratio of risk-weighted assets, particularly the increase in commercial and C&I loans and the limited seasoning of the high risk-weight portfolio is indicative of a higher credit risk profile than the Peer Group.

•	Balance Sheet Liquidity. The Bank operated with a lower level of cash and investment securities relative to the Peer Group (13.3% of assets versus 35.0% for the Peer Group). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the net proceeds will be initially deployed into investments. The Bank’s borrowing capacity is considered to be slightly greater than the Peer Group’s, in light of the lower level of borrowings maintained by the Company.

•

Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with the Bank maintaining a higher deposits-to-assets ratio than the Peer Group. Comparatively, the Peer Group’s

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Page 4.4

funding compositions reflected slightly higher utilization of borrowings than the Bank. In total, the Bank maintained a lower level of interest-bearing liabilities than the Peer Group and the Bank’s cost of funds was comparable to the cost of the Peer Group’s interest-bearing liabilities. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Bank’s capital ratio and a resulting decline in the level of interest-bearing liabilities maintained as a percent of assets.

•	Capital. The Bank operates with a higher pre-offering capital ratio than the Peer Group, 11.1% and 8.3% of assets, respectively. Accordingly, following the Conversion offering, the difference between the Bank’s and the Peer Group’s equity-to-assets ratio will become more significant. CSB’s higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Bank’s higher pro forma capital position will depress its return on equity.

On balance, CSB’s balance sheet strength was considered to be more favorable than the Peer Group’s, as implied by the Bank’s more favorable overall asset/liability composition, taking into account the composition of funding liabilities and relative credit quality and overall capital strength. Accordingly, a slight upward adjustment was determined to be appropriate for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Bank reported lower profitability than the Peer Group for the most recent 12 months due to its relatively high operating expense ratio. While profitability is expected to improve on a pro forma basis over the long term, pro forma ROA is expected to remain at a substantial disadvantage initially. In addition, there remain certain unknown aspects of future earnings, such as the ability to realize profitable growth objectives that cover the pending investments in branches and personnel.

•	Core Earnings. Non-operating items are limited for both the Bank and the Peer Group. Thus, CSB’s core earnings are expected to remain below the Peer Group’s on a pro forma basis over the near term following the Conversion.

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Page 4.5

•	Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Bank’s net interest margin. CSB’s capital ratios were favorable even on a pre-Conversion basis while the IEA/IBL ratios and level of non-interest earning assets will improve with the infusion of the Conversion proceeds.

•	Credit Risk. Loan loss provisions were a comparable factor in the Bank’s and the Peer Group’s earnings (0.03% of average assets versus 0.06% for the Peer Group). Other credit risk factors including the level of NPAs and the reserve coverage ratio were also fairly comparable for the Bank and the Peer Group. At the same time, CSB operates with a higher risk weighted assets ratio, and a portfolio which includes a comparatively higher proportion of commercial real estate and C&I loans in comparison to the Peer Group. To the extent recent loan growth has exceeded the Peer Group growth rates, the loan portfolio has more limited seasoning. Thus, the loan portfolio may pose a higher risk profile than suggested by the current non-performing data.

•	Earnings Growth Potential. The Bank’s faster balance sheet growth in comparison to the Peer Group suggests stronger earnings growth potential for the Bank. While the current equity level may restrict such growth in the future, the capital to be raised in the offering should allow such growth to continue for the Bank. Moreover, management expects that on-going infrastructure investments (i.e., in fixed assets, personnel, etc.) and the building of commercial account relationships may enhance the long-term earnings growth potential. At the same time, such expenditures may depress near-term earnings growth potential and involve execution risk that management may not achieve the targeted portfolio goals for the Bank or that such activities may not be as profitable as currently anticipated.

•	Return on Equity. Bank’s pro forma capital position will exceed the Peer Group average. Coupled with its lower pro forma ROA, the Bank’s pro forma core ROE is anticipated to be lower than the Peer Group average.

Overall, we concluded that a moderate downward adjustment for profitability, growth and viability of earnings was appropriate, in view of CSB’s lower pro forma ROA and ROE, as well as the factors relating to the Bank’s credit risk and interest rate exposure and earnings growth potential.

RP® Financial, LC.

Page 4.6

3.	Asset Growth

The Bank’s recent asset growth exceeded the Peer Group average, reflecting the Bank’s efforts to support earnings through leveraging equity, which has primarily been centered on loan portfolio growth. On a pro forma basis, the Bank should have the equity to facilitate continued growth and expansion, and its pro forma equity position will be higher than for the Peer Group, on average. On balance, we believe a slight upward adjustment was warranted for this factor.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Bank’s primary market area is in the Pioneer Valley region of western Massachusetts, with a concentration of six offices in Hampden County. The region served by the Bank’s branches continues to transform from a manufacturing based economy to a more services oriented economic base. The moderate economic growth in the primary market area has provided for slow growth demographic trends.

In general the Peer Group companies also operate in slow growth markets which are generally similar to those served by the Bank Hampden County’s population increased at a moderate pace during the first five years of this decade, with additional modest population growth projected over the next five years (see Table 4.1). Importantly, population growth rates for Hampden County were modestly below the comparable to the growth rates posted for the Peer Group’s market areas on average.

Per capita income measures for Hampden County were substantially lower than the comparable measures for Massachusetts as well as in comparison to the median and average income measures for the Peer Group’s markets. The comparatively lower income levels are reflective of the Bank’s market outside of a major metropolitan area such as Boston, New York or Philadelphia where many of the Peer Group companies are located. The comparatively less dynamic market is also reflected in the relatively high unemployment rate for Hampden County of 5.5%, which is above the average for the Peer Group’s markets of 4.1%.

RP® Financial, LC.

Page 4.7

Table 4.1

Chicopee Savings Bank

Peer Group Market Area Comparative Analysis

		Estimated Population		Projected Population	Estimated 2000-2005 % Change	Projected 2005-2010 % Change	Per Capita Income		6/30/05 Deposit Market Share(1)	Unemployment Rate 12/31/2005
	Headquarters City						Amount	% State Average
Institution		2000	2005	2010
		(000)	(000)	(000)
Central Bancorp of Somerville MA	Somerville	1,465	1,479	1,492	0.92%	0.90%	$41,778	122.65%	1.01%	3.6%
Elmira Savings Bank, FSB of NY	Elmira	91	91	92	0.30%	1.06%	$21,685	75.62%	19.82%	5.1%
First Keystone Financial, Inc. of PA	Media	551	564	581	2.40%	3.06%	$31,803	120.95%	3.73%	3.9%
Harleysville Savings Fin. Corp. of PA	Harleysville	750	775	798	3.33%	2.96%	$39,711	151.02%	2.36%	3.3%
Hingham Institution for Savings of MA	Hingham	473	489	503	3.37%	2.98%	$32,173	94.45%	4.55%	4.5%
LSB Corp of No. Andover MA	North Andover	723	741	760	2.48%	2.56%	$34,872	102.38%	2.02%	4.9%
MassBank Corp. of Reading MA	Reading	1,465	1,479	1,492	0.92%	0.90%	$41,778	122.65%	2.42%	3.6%
Mayflower Co-Op, Bank of MA	Middleboro	473	489	503	3.37%	2.98%	$32,173	94.45%	3.16%	4.5%
NH Thrift Bancshares of NH	Newport	40	42	43	3.28%	2.41%	$26,439	88.14%	26.48%	2.8%
Pamrapo Bancorp, Inc. of NJ	Bayonne	609	618	627	1.43%	1.50%	$24,650	76.12%	1.24%	5.2%
Synergy Financial Group of NJ	Cranford	523	529	532	1.19%	0.68%	$32,253	99.59%	2.41%	4.7%
TF Financial Corp of Newtown PA	Newtown	598	623	647	4.17%	3.87%	$34,847	132.52%	1.65%	3.6%
	Averages:	647	660	673	2.26%	2.16%	$32,847	106.71%	5.90%	4.1%
	Medians:	574	591	604	2.44%	2.49%	$32,213	100.98%	2.42%	4.2%
Chicopee Savings Bank	Chicopee	456	463	472	1.38%	1.97%	$24,288	71.30%	4.08%	5.5%

(1)	Total institution deposits in headquarters county as percent of total county deposits (banks and thrifts only).

Sources:	Claritas, FDIC.

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Page 4.8

In general, with several exceptions, the Peer Group companies operate in large urban and suburban markets in the Mid-Atlantic region. Given the selection criteria which emphasized institutions with $100 to $1 billion of total assets, the Peer Group institutions necessarily hold a relatively small market share of their respective markets overall. Thus, the Banks deposit market share of 4.1% of the Hampden County deposit market falls between the average and median ratios for the Peer Group companies.

On balance, we concluded that a slight downward adjustment was appropriate for the Bank market area in comparison to the Peer Group’s markets.

5.	Dividends

At this time the Bank has not established a dividend policy pursuant to the Conversion offering. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 12 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.55% to 4.39%. The average dividend yield on the stocks of the Peer Group institutions was 2.88% as of February 17, 2006, representing an average payout ratio of 45.6% of core earnings. As of February 17, 2006, approximately 90% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.18% and an average payout ratio of 33.3% of core earnings. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank’s dividend capacity will be comparable to the Peer Group’s as the benefit of its stronger pro forma capital ratio, will be offset by its lower core earnings level. On balance, we concluded no adjustment was warranted for purposes of dividends relative to the Peer Group.

RP® Financial, LC.

Page 4.9

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All 12 of the Peer Group companies trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $28.0 million to $149.3 million as of February 17, 2006, with average and median market values of $76.7 million and $73.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.2 million to 11.6 million, with average and median shares outstanding equaling 3.8 million and 3.4 million, respectively. The Bank’s pro forma market value and shares outstanding for the Bank will be in the upper end of the Peer Group range. The Bank’s stock will be quoted on the NASDAQ National Market System following the Conversion. Overall, we anticipate that the Bank’s stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as the Bank coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the thrift acquisition market for thrift and bank franchises in Massachusetts; and (4) the market for the public stock of the Bank. All of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Despite surging oil prices, the DJIA moved back into positive territory for the year in early-March 2005. Strong job growth reflected

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in the February employment data and better than expected retail sales for February were factors that contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors’ warning that earnings would be significantly below an earlier forecast and record high oil prices. Increased expectations of higher interest rates further depressed stocks in late-March, as the Federal Reserve surprised investors by signaling for the first time in more than four years that it was concerned with inflation. As expected, the Federal Reserve concluded its March meeting by raising its target for the federal funds rate to 2.75% from 2.5%. After dropping to a two-month low, a decline in oil prices helped lift the DJIA to its biggest one-day gain for the year at the end of March 2005. However, the first quarter of 2005 still showed a decline in the DJIA for the third year in a row.

Weaker-than-expected job growth reflected in the March 2005 employment data pushed stocks lower at the start of the second quarter. Following a brief rally in early-April, the broader stock market moved to a five-month low in mid-April. The sell-off was based on concerns of a slowing U.S. economy, higher inflation and rising oil prices. Comparatively, economic data which showed a decline in initial jobless claims, a pick-up in Mid-Atlantic manufacturing activity and strong new home sales combined with some favorable first quarter earnings reports fueled a sharp rise in the stock market heading into late-April. A stronger-than-expected employment report for April, optimism about interest rates and a big planned purchase of General Motors shares helped to lift stocks in early-May. Gains in the broader stock market generally continued through the balance of May, as oil prices dropped and the economy showed signs of sustaining growth with low inflation following an upward revision in GDP growth for the first quarter while an accompanying inflation measure remained unrevised. The positive trend in the broader stock market was sustained through the first half of June, fueled by economic data which showed steady growth and mild inflation. After moving to a three-month high in mid-June, stocks declined at the end of the second quarter on continued worries over oil prices, slowing economic growth and the Federal Reserve’s plans for raising interest rates further.

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The broader stock market rebounded at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the DJIA posting a 1.5% loss for the month of August. The stock market showed resiliency in aftermath of Hurricane Katrina, as oil prices fell following the Energy Department’s decision to release some of the Strategic Petroleum Reserve. Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter.

Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The DJIA dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consume spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of

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the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

The broader stock market rallied higher at the start of 2006 on indication that the Federal Reserve was nearing an end to the current cycle of rate increase. In the second week of January 2006, the DJIA closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable good new unemployment gains lower than expected. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. As an indication of the general trends in the nation’s stock markets over the past year, as of February 17, 2006, the DJIA closed at 11115.32 an increase of 3.1% from one year ago and an increase of 3.7% year-to-date, and the NASDAQ closed at 2282.36 an increase of 10.9% from one year ago and an increase of 3.5% year-to-date. The Standard & Poors 500 Index closed at 1287.24 on February 17, 2006, an increase of 7.1% from one year ago and an increase of 3.1% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated and declined in conjunction with the broader market. Thrift stocks followed the broader market higher in early-March, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and signals from the Federal Reserve that it was becoming more concerned about inflation. Thrift stocks participated in the broader market rally at the close of the first quarter, with the SNL Thrift Index posting a one-day gain of 1.3% compared to 1.1% gain for the DJIA.

Thrift issues started the second quarter of 2005 trading in a narrow range and then followed the broader market lower in mid-April reflecting concerns that first quarter earnings in the thrift sector would show the negative effects of net interest margin compression resulting from the flattening of the yield curve. Acquisition speculation involving some large thrifts and a

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strong report on new home sales in March provided a boost to thrift stocks in late-April. Thrift stocks continued to show strength at the beginning of May, as long-term Treasury yields headed higher on news that the U.S. Treasury Department was considering bringing back the 30-year Treasury bond. Surprisingly strong job growth cooled off the thrift rally at the end of the first week of May. Thrift stocks rebounded in mid-May on strength in the broader market and a smaller than expected increase in the April consumer price index, which served to ease inflation concerns. Tame inflation data in the revised first quarter GDP report provided a boost to thrift stocks in late-May.

A weak employment report for May 2005 and concerns of an inverted yield curve provided for a mild pull back in thrift issues in early-June. Thrift stocks strengthened in mid-June, supported by a decline in the May consumer price index which served to calm inflation fears. Stocks in general also moved higher in mid-June on news that consumer confidence was up in June, reflecting the impact of a decline in the national unemployment rate and lower gasoline prices. Thrift stocks traded in a narrow range at the end of the second quarter, outperforming the broader market as acquisition activity in the financial services sector largely offset factors that were negatively impacting stocks in general such as higher oil prices.

Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighed heavily on the thrift sector.

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Thrift stocks retreated further at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign Bancorp produced a choppy trading market for the thrift sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. Weakness in the broader market and an inverted yield curve pressure thrift stocks lower at year end.

Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin pressure. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. On February 17, 2006, the SNL Index for all publicly-traded thrifts closed at 1,638.2, an increase of 5.7% from one year ago and a decrease of 1.4% year-to-date.

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B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the Conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the Conversion and in the aftermarket.

After experiencing a softer market in the first quarter of 2005, particularly with respect to mutual holding company offerings where a number of new issues traded below their IPO prices, speculative interest in converting thrifts lessened and the new issue market for converting issues showed signs of stabilizing during the second half of 2005 and into the beginning of 2006. As shown in Table 4.2, one second-step conversion and two mutual holding company offerings were completed during the past three months. The two mutual holding companies completed their respective offerings at a 75.0% pro forma P/B while the earnings multiple was not highly meaningful. NEBS Bancshares’ offering (based in Windsor Locks, Connecticut) was a second-step conversion, which tend to be priced higher on a P/TB basis than a standard conversion, was priced at 99.3% pro forma P/B and 33.4 times earnings, and traded up modestly by 7% after the first month of trading.

The most recent standard conversion offering completed, which is considered to be more relevant for purposes of our analysis, was by Legacy Bancorp of Pittsfield, Massachusetts. Legacy Bancorp completed its conversion in late-October of 2005, raising gross proceeds of $95.5 million which was equal to the maximum of the offering range. Legacy Bancorp’s pro forma P/TB ratio at closing equaled 72.6% while its pro forma P/E multiple was 24.9 times based on core earnings.

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Table 4.2

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.			Insider Purchases				Pro Forma Data
				Financial Info.		Asset Quality									Benefit Plans				Pricing Ratios(3)			Financial Charac.
Institution	ST.	Conversion Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offe- red	% of Mid.	Exp./ Proc.	Form	% of Offe- ring		ESOP	Recog. Plans	Mgmt. & Dirs.	Initial Divi- dend Yield	P/ TB	Core P/E	P/A	Core ROA	TE/ A	Core ROE	IPO Price
				($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)		(%)	(%)	(%) (2)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)
Standard Conversions
None
Second Step Conversions
NEBS Bancshares, Inc. of CT*	CT	12/29/05	NEBS-NASDAQ	$220	13.29%	0.33%	207%	$30.8	58%	112%	3.4%	N.A	N.A		8.0%	2.6%	4.9%	1.41%	99.3%	33.4x	21.7%	0.7%	21.9%	3.0%	$10.00
Averages - Second Step Conversions:				$220	13.29%	0.33%	207%	$30.8	58%	112%	3.4%	NA	NA		8.0%	2.6%	4.9%	1.41%	99.3%	33.4x	21.7%	0.7%	21.9%	3.0%	$10.00
Medians - Second Step Conversions:				$220	13.29%	0.33%	207%	$30.8	58%	112%	3.4%	NA	NA		8.0%	2.6%	4.9%	1.41%	99.3%	33.4x	21.7%	0.7%	21.9%	3.0%	$10.00
Mutual Holding Company Conversions
Magyar Bancorp, Inc.	NJ	1/24/06	MGYR-NASDAQ	$357	6.85%	0.16%	542%	$26.2	44%	132%	3.3%	C/S	1.91 /4.0	% %	8.0%	4.0%	5.5%	0.00%	80.3%	NM	14.6%	-0.1%	12.3%	-0.6%	$10.00
Greenville Federal Fin. Corp.	OH	1/10/06	GVFF-OTCBB	$128	10.72%	0.48%	109%	$10.3	45%	85%	8.5%	N.A.	N.A.		8.7%	4.4%	11.2%	0.00%	69.7%	61.9x	15.6%	0.2%	16.0%	1.4%	$10.00
Averages - Mutual Holding Company Conversions:				$243	8.79%	0.32%	326%	$18.3	45%	109%	5.9%	NA	NA		8.4%	4.2%	8.3%	0.00%	75.0%	61.9x	15.1%	0.1%	14.1%	0.4%	$10.00
Medians - Mutual Holding Company Conversions:				$243	8.79%	0.32%	326%	$18.3	45%	109%	5.9%	NA	NA		8.4%	4.2%	8.3%	0.00%	75.0%	61.9x	15.1%	0.1%	14.1%	0.4%	$10.00
Averages - All Conversions:				$235	10.29%	0.32%	286%	$22.4	49%	110%	5.1%	NA	NA		8.2%	3.6%	7.2%	0.47%	83.1%	47.6x	17.3%	0.3%	16.7%	1.2%	$10.00
Medians - All Conversions:				$220	10.72%	0.33%	207%	$26.2	45%	112%	3.4%	NA	NA		8.0%	4.0%	5.5%	0.00%	80.3%	47.6x	15.6%	0.2%	16.0%	1.4%	$10.00

Institutional Information	Post-IPO Pricing Trends
	Closing Price:
Institution	First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru Current Date	% Change
	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
None
Second Step Conversions
NEBS Bancshares, Inc. of CT*	$10.66	6.6%	$10.90	9.0%	$10.70	7.0%	$10.73	7.3%
Averages - Second Step Conversions:	$10.66	6.6%	$10.90	9.0%	$10.70	7.0%	$10.73	7.3%
Medians - Second Step Conversions:	$10.66	6.6%	$10.90	9.0%	$10.70	7.0%	$10.73	7.3%
Mutual Holding Company Conversions
Magyar Bancorp, Inc.	$10.65	6.5%	$10.55	5.5%	$10.52	5.2%	$10.50	5.0%
Greenville Federal Fin. Corp.	$10.25	2.5%	$10.00	0.0%	$10.00	0.0%	$10.00	0.0%
Averages - Mutual Holding Company Conversions:	$10.45	4.5%	$10.28	2.8%	$10.26	2.6%	$10.25	2.5%
Medians - Mutual Holding Company Conversions:	$10.45	4.5%	$10.28	2.8%	$10.26	2.6%	$10.25	2.5%
Averages - All Conversions:	$10.52	5.2%	$10.48	4.8%	$10.41	4.1%	$10.41	4.1%
Medians - All Conversions:	$10.65	6.5%	$10.55	5.5%	$10.52	5.2%	$10.50	5.0%

Note: * - Appraisal performed by RP Financial; “NT” - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.

(2)	As a percent of MHC offering for MHC transactions.

(3)	Does not take into account the adoption of SOP 93-6.

(4)	Latest price if offering is less than one week old.

(5)	Latest price if offering is more than one week but less than one month old.

(6)	Mutual holding company pro forma data on full conversion basis.

(7)	Simultaneously completed acquisition of another financial institution.

(8)	Simultaneously converted to a commercial bank charter.

(9)	Former credit union.

February 17, 2006

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Page 4.17

C.	The Acquisition Market

Also considered in the valuation was the potential impact on CSB’s stock price of recently completed and pending acquisitions of other savings institutions operating in Connecticut. Also considered in the valuation was the potential impact on the CSB’s stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were thirteen Massachusetts thrift acquisitions completed from January 1, 2003 through year-to-date 2006. The recent acquisition activity involving Massachusetts savings institutions may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence CSB’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in CSB’s stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Bank’s minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

CSB’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of CSB’s Board of Directors

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and senior management. While the Bank does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure as indicated by the financial characteristics of the Bank. CSB currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted federally-insured institution, CSB will operate in substantially the same regulatory environment as the Peer Group members — all of whom are well capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios, while the Peer Group’s regulatory capital ratios were previously shown in Table 3.2. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

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Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC and the Division, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock – price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in CSB’s prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Bank and the Peer Group and resulting price/core earnings ratios.

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•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank has adopted Statement of Position (“SOP”) 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that the pro forma market value of the Bank’s Conversion stock as of February 17, 2006 was $70,000,000 at the midpoint, inclusive of 518,518 shares issued to the Foundation for a value of $5,185,180 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $64,814,820 or 6,481,482 shares at $10.00 per share. The following sections describe the application of the valuation methodology.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro

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forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings equaled $1.416 million for the twelve months ended December 31, 2005. In deriving CSB’s estimated core earnings for purposes of the valuation, the only adjustment made to reported earnings was to eliminate the net gain on the sales of loans and investment securities equal to $115,000 for the twelve month period. As shown below, on a tax-effected basis, incorporating the Bank’s marginal tax rate 40.00%, the Bank’s core earnings were determined to equal $1.347 million for the twelve months ended December 31, 2005. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount(1)
($000)
Net income	$1,416
Deduct: Net gain on sales and call of securities(1)	(69)

Core earnings estimate	$1,347

(1)	Adjustment was tax effected at 40.0% which is the Bank’s average tax rate for the year.

Based on the Bank’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples at the $70.0 million midpoint value equaled 37.21 times and 38.63 times, respectively, which provided for premiums of 126.6% and 136.1% relative to the Peer Group’s average reported and core earnings multiples of 16.42 times and 16.36 times, respectively (see Table 4.3).

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Page 4.22

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $70.0 million midpoint valuation, CSB’s pro forma P/B and P/TB ratios both equaled 69.77%. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 144.66% and 150.83%, the Bank’s ratios both reflected discounts of 51.8% and 53.7%. At the top of the super range, the Bank’s P/B and P/TB ratios equaled 77.79%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 46.2% and 48.4%, respectively.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, CSB’s value equaled 15.62% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.06%, which implies a premium of 29.4% has been applied to the Bank’s pro forma P/A ratio.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As set forth above, Legacy Bancorp was the most recent standard conversion offering completed. In comparison to Legacy Bancorp’s pro closing forma P/TB ratio of 72.6%, the Bank’s P/TB ratio of 69.9% at the midpoint value reflects an implied discount of 3.7%. At the top of the superrange, the Bank’s P/TB ratio of 77.8% reflected an implied premium of 7.2% relative to the Legacy Bancorp’s closing P/TB ratio.

RP® Financial, LC.

Page 4.23

Legacy Bancorp’s current P/TB ratio, based on its closings stock price as of February 17, 2006, equaled 103.8%. In comparison to Legacy Bancorp’s current P/TB ratio, the Bank’s P/TB ratio at the midpoint value reflects an implied discount of 32.8% and at the top of the superrange the discount narrows to 25.1%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 17, 2006, the aggregate pro forma market value of the Bank’s common stock, including the stock portion of the contribution to the Foundation immediately following the offering, is $70,000,000 at the midpoint, equal to 7,000,000 shares issued at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Valuation Range	Offering Amount	Foundation Contribution	Total Issued
Shares
Minimum	5,509,260	440,740	5,950,000
Midpoint	6,481,482	518,518	7,000,000
Maximum	7,453,704	596,296	8,050,000
Supermaximum	8,571,760	685,740	9,257,500

Value
Minimum	$55,092,600	$4,407,400	$59,500,000
Midpoint	$64,814,820	$5,185,180	$70,000,000
Maximum	$74,537,040	$5,962,960	$80,500,000
Supermaximum	$85,717,600	$6,857,400	$92,575,500

RP® Financial, LC.

Page 4.24

Table 4.3

Public Market Pricing

Chicopee Savings Bank and the Comparables

As of February 17, 2006

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							Offering Size
	Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share						Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported		Core
					P/E	P/B	P/A	P/TB	P/ Core							ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Chicopee Savings Bank
Superrange	$10.00	$92.58	$0.21	$12.85	45.38x	77.79%	19.83%	77.79%	46.97x	$0.00	0.00%	0.00%	$467	25.49%	0.16%	0.44%	1.71%	0.42%	1.66%	85.72
Maximum	$10.00	$80.50	$0.23	$13.54	41.18x	73.84%	17.62%	73.84%	42.68x	$0.00	0.00%	0.00%	$457	23.86%	0.16%	0.43%	1.79%	0.41%	1.73%	74.54
Midpoint	$10.00	$70.00	$0.26	$14.33	37.21x	69.77%	15.62%	69.77%	38.63x	$0.00	0.00%	0.00%	$448	22.38%	0.16%	0.42%	1.88%	0.40%	1.81%	64.81
Minimum	$10.00	$59.50	$0.29	$15.40	32.92x	64.92%	13.54%	64.92%	34.22x	$0.00	0.00%	0.00%	$440	20.85%	0.17%	0.41%	1.97%	0.40%	1.90%	55.09
All Public Companies(7)
Averages	$19.27	$390.71	$0.94	$13.07	19.48x	152.08%	16.73%	171.45%	20.29x	$0.43	2.18%	33.34%	$2,712	11.06%	0.45%	0.71%	7.36%	0.67%	6.89%
Medians	16.48	95.29	0.76	11.88	16.73x	142.20%	14.23%	160.35%	17.54x	$0.40	2.23%	36.53%	772	9.61%	0.27%	0.76%	6.45%	0.74%	6.60%
All Non-MHC State of MA(7)
Averages	$23.30	$206.92	$1.17	$17.76	19.59x	132.29%	17.04%	150.15%	17.44x	$0.51	2.07%	38.50%	$969	12.94%	0.07%	0.54%	5.40%	0.70%	6.53%
Medians	$17.60	$118.00	$1.25	$14.18	17.37x	131.15%	13.82%	152.20%	17.00x	$0.56	2.24%	40.17%	$778	11.71%	0.07%	0.76%	6.81%	0.72%	6.49%
Comparable Group Averages
Averages	$22.86	$76.69	$1.44	$15.99	16.42x	144.66%	12.06%	150.83%	16.36x	$0.65	2.88%	45.55%	$613	8.33%	0.19%	0.75%	9.12%	0.76%	9.03%
Medians	$19.79	$73.24	$1.42	$13.60	14.15x	140.27%	12.41%	145.83%	14.13x	$0.68	3.02%	44.80%	$632	7.71%	0.06%	0.78%	9.97%	0.77%	9.65%
State of Massachusetts
BFBC Benjamin Frkln Bncrp Inc of MA	$13.90	$118.00	$0.31	$12.74	NM	109.11%	13.61%	168.08%	NM	$0.12	0.86%	38.71%	867	12.47%	0.05%	0.02%	0.16%	0.31%	2.44%
BHLB Berkshire Hills Bancorp of MA	$32.95	$281.39	$1.48	$28.81	34.32x	114.37%	13.82%	192.13%	22.26x	$0.56	1.70%	37.84%	2,036	12.09%	0.08%	0.47%	4.11%	0.72%	6.34%
BRKL Brookline Bancorp, Inc. of MA	$15.15	$933.00	$0.36	$9.78	NM	154.91%	42.13%	167.40%	NM	$0.34	2.24%	NM	2,215	27.20%	0.08%	1.05%	3.68%	1.05%	3.68%
CEBK Central Bncrp of Somerville MA	$29.25	$46.51	$1.73	$24.63	15.81x	118.76%	8.66%	125.97%	16.91x	$0.72	2.46%	41.62%	537	7.29%	0.03%	0.56%	7.57%	0.52%	7.08%
HIFS Hingham Inst. for Sav. of MA	$39.35	$82.87	$2.93	$23.01	13.43x	171.01%	13.19%	171.01%	13.43x	$0.80	2.03%	27.30%	628	7.71%	0.12%	1.05%	13.29%	1.05%	13.29%
LSBX LSB Corp of No. Andover MA	$17.60	$78.58	$1.25	$13.42	18.92x	131.15%	15.06%	131.15%	14.08x	$0.56	3.18%	44.80%	522	11.48%	0.01%	0.77%	7.08%	1.04%	9.51%
LEGC Legacy Bancorp, Inc. of MA	$14.40	$148.45	$0.11	$14.18	NM	101.55%	19.07%	103.75%	NM	$0.00	0.00%	0.00%	778	18.78%	0.16%	-0.56%	-4.06%	0.15%	1.09%
MASB MassBank Corp. of Reading MA	$33.62	$145.54	$1.61	$24.32	19.89x	138.24%	16.19%	139.73%	20.88x	$1.08	3.21%	67.08%	899	11.71%	0.03%	0.78%	6.81%	0.74%	6.49%
MFLR Mayflower Co-Op. Bank of MA	$13.50	$27.97	$0.79	$8.91	15.17x	151.52%	11.66%	152.20%	17.09x	$0.40	2.96%	50.63%	240	7.70%	NA	0.78%	10.00%	0.70%	8.88%
Comparable Group
CEBK Central Bncrp of Somerville MA	$29.25	$46.51	$1.73	$24.63	15.81x	118.76%	8.66%	125.97%	16.91x	$0.72	2.46%	41.62%	$537	7.29%	0.03%	0.56%	7.57%	0.52%	7.08%
ESBK Elmira Svgs Bank, FSB of NY	$25.97	$31.27	$2.54	$18.92	11.24x	137.26%	9.38%	139.40%	10.22x	$0.80	3.08%	31.50%	$333	6.83%	0.24%	0.86%	12.37%	0.95%	13.60%
FKFS First Keystone Fin., Inc of PA	$19.52	$39.51	($0.01)	$13.78	NM	141.65%	7.67%	141.65%	NM	$0.44	2.25%	NM	$515	5.42%	1.12%	0.10%	1.82%	0.00%	-0.07%
HARL Harleysville Svgs Fin Cp of PA	$17.38	$67.90	$1.23	$12.33	14.02x	140.96%	8.86%	140.96%	14.13x	$0.64	3.68%	52.03%	$767	6.28%	0.03%	0.64%	10.36%	0.64%	10.28%
HIFS Hingham Inst. for Sav. of MA	$39.35	$82.87	$2.93	$23.01	13.43x	171.01%	13.19%	171.01%	13.43x	$0.80	2.03%	27.30%	$628	7.71%	0.12%	1.05%	13.29%	1.05%	13.29%
LSBX LSB Corp of No. Andover MA	$17.60	$78.58	$1.25	$13.42	18.92x	131.15%	15.06%	131.15%	14.08x	$0.56	3.18%	44.80%	$522	11.48%	0.01%	0.77%	7.08%	1.04%	9.51%
MASB MassBank Corp. of Reading MA	$33.62	$145.54	$1.61	$24.32	19.89x	138.24%	16.19%	139.73%	20.88x	$1.08	3.21%	67.08%	$899	11.71%	0.03%	0.78%	6.81%	0.74%	6.49%
MFLR Mayflower Co-Op. Bank of MA	$13.50	$27.97	$0.79	$8.91	15.17x	151.52%	11.66%	152.20%	17.09x	$0.40	2.96%	50.63%	$240	7.70%	NA	0.78%	10.00%	0.70%	8.88%
NHTB NH Thrift Bancshares of NH	$15.20	$64.14	$1.16	$10.89	12.36x	139.58%	10.10%	189.76%	13.10x	$0.50	3.29%	43.10%	$635	7.24%	0.03%	0.85%	11.69%	0.80%	11.03%
PBCI Pamrapo Bancorp, Inc. of NJ	$20.05	$99.77	$1.59	$11.78	12.53x	170.20%	15.44%	170.20%	12.61x	$0.88	4.39%	55.35%	$646	9.07%	0.27%	1.24%	14.00%	1.23%	13.91%
SYNF Synergy Financial Group of NJ	$12.93	$149.29	$0.39	$8.25	33.15x	156.73%	15.33%	158.07%	33.15x	$0.20	1.55%	51.28%	$974	9.78%	0.06%	0.49%	4.51%	0.49%	4.51%
THRD TF Fin. Corp. of Newtown PA	$30.00	$86.97	$2.09	$21.60	14.15x	138.89%	13.15%	150.00%	14.35x	$0.76	2.53%	36.36%	$661	9.47%	0.20%	0.95%	9.93%	0.94%	9.79%

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2005 by RP® Financial, LC.